TSX, NYSE - HBM 2026 No. 4
News Release

Hudbay Delivers Record Fourth Quarter and Full Year 2025 Results; Achieves 2025 Consolidated Copper and Gold Production and Cost Guidance

Toronto, Ontario, February 20, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) today released its fourth quarter and full year 2025 financial results and announced 2026 annual production and cost guidance. All amounts are in U.S. dollars, unless otherwise noted.

"2025 was a transformative year for Hudbay as we delivered record annual revenue of $2.2 billion and exceeded $1 billion in adjusted EBITDA, underpinned by our 11th consecutive year of meeting consolidated copper production guidance," said Peter Kukielski, President and Chief Executive Officer. "Our diversified operating platform demonstrated exceptional resilience, overcoming external challenges in Manitoba and Peru to generate over $380 million in free cash flow and achieving a third consecutive year of record financial performance. The fourth quarter underscored our commitment to operational excellence. We saw standout performance in Peru driven by high-grade Pampacancha ore, record throughput at the New Britannia mill in Manitoba, and the successful completion of the SAG mill feed system in British Columbia. We are particularly proud to have met our primary production targets for copper and gold while significantly outperforming our twice-improved cost guidance.

"Our prudent strategic financial planning and execution has enabled us to achieve our balance sheet deleveraging goals and lower our cost of capital. We now have the financial flexibility to sanction Copper World in 2026, embark on generational investments in our operating portfolio and commence increases in shareholder returns with our first-ever dividend increase as part of our holistic capital allocation framework. This will allow us to continue to deliver attractive growth and maximize long-term risk-adjusted returns for our stakeholders."

Delivered Record Annual Revenue and Adjusted EBITDA; Achieved 2025 Consolidated Copper and Gold Production and Cost Guidance

  Achieved record annual revenue of $2.2 billion and record annual adjusted EBITDAi of $1.1 billion in 2025, demonstrating the resilience and strength of Hudbay's diversified operating platform.
  Achieved full year consolidated copper and gold production guidance, with 118,188 tonnes of copper and 267,934 ounces of gold, despite mandatory wildfire evacuations in Manitoba and temporary operational interruptions in Peru resulting in production deferrals during the year.
  2025 represents the 11th consecutive year in which Hudbay achieved its annual consolidated copper production guidance, since Constancia declared commercial production, and the 5th consecutive year achieving its annual consolidated gold production guidance, since establishing standalone gold production guidancev.
  Significantly outperformed the twice-improved 2025 consolidated cash cost guidance driven by strong cost control, higher metal prices and meaningful exposure to gold by-product credits resulting in consolidated cash costi and sustaining cash costi, net of by-product credits, of $(0.22) and $1.30 per pound of copper, respectively, in 2025, an improvement of 148% and 20%, respectively, compared to 2024.

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  Peru operations produced 85,155 tonnes of copper and 74,480 ounces of gold in 2025 with full year copper production within the 2025 guidance range while gold production far exceeded the top end of the annual guidance range. This production output was attributable to the optimization of the mine plan in 2025 by prioritizing Pampacancha mining activities and fully depleting the high-grade satellite deposit in December. Peru also leveraged the use of stockpiled ore during the third quarter of 2025 as the Company adapted its mine plan due to the social unrest experienced in the region. Peru full year cash costi of $1.08 per pound of copper outperformed the low end of the 2025 annual guidance range of $1.35 to $1.65 per pound as a result of stable operating cost performance and higher by-product credits.
  Manitoba operations produced 173,453 ounces of gold, 9,249 tonnes of copper, 17,646 tonnes of zinc and 800,198 ounces of silver in 2025. Production was below the low end of the guidance range for gold and zinc, while copper and silver production was within the guidance range in 2025. These production levels were achieved despite the impacts of over two months of production deferrals due to wildfire evacuations, ramp-up activities throughout the summer and unexpected downtime from an eight-day weather-related power outage in October. In addition, zinc production was lower than the guidance range as gold production was prioritized in Manitoba. Manitoba full year cash costi of $549 per ounce of gold outperformed the low end of the 2025 annual guidance range of $650 to $850 per ounce as a result of productivity gains and lower treatment and refining charges.
  British Columbia operations produced 23,784 tonnes of copper, 20,001 ounces of gold and 252,811 ounces of silver in 2025. Copper production was below the low end of the production guidance range, while the operations achieved full year 2025 production guidance for gold and silver. Copper production in 2025 was impacted by reduced throughput at the primary semi-autogenous grinding ("SAG") mill in the fourth quarter of 2025 and a higher portion of low-grade stockpiles utilized as ore feed in 2025. British Columbia full year cash costi of $3.06 per pound of copper achieved the 2025 annual cost guidance range of $2.45 to $3.45 per pound.

Delivered Strong Fourth Quarter Financial Results Driven by Resilient Operating Performance

  Achieved record quarterly revenue of $732.9 million and record quarterly adjusted EBITDAi of $385.9 million in the fourth quarter of 2025.
  Demonstrated strong operational performance in the fourth quarter of 2025 as operations normalized after temporary production interruptions in the third quarter with consolidated copper production of 33,069 tonnes and consolidated gold production of 84,298 ounces.
  Maintained industry-leading cost performance in the fourth quarter with consolidated cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, of $(0.63) and $0.94, respectively.
  Peru operations had the strongest quarter of the year in the fourth quarter with production of 25,038 tonnes of copper, 32,865 ounces of gold and 731,017 ounces of silver as strong copper and gold grades were mined from Pampacancha and less ore was processed from low-grade stockpiles. Hudbay continued to optimize the mine plan during the quarter with more ore mined from Pampacancha than previously expected, resulting in the accelerated depletion of Pampacancha in late December compared to early 2026. Peru cash costi, net of by-product credits, was $0.57 per pound of copper in the fourth quarter, outperforming the low end of the annual cost guidance range.
  Manitoba operations produced 47,423 ounces of gold in the fourth quarter, slightly lower than quarterly cadence expectations due to unplanned down time in October from an eight-day weather-related power outage, offset by record monthly throughput at the New Britannia mill in December. Manitoba operations also produced 3,326 tonnes of copper, 5,703 tonnes of zinc and 214,493 ounces of silver in the fourth quarter. Manitoba cash costi, net of by-product credits, was $705 per ounce of gold in the fourth quarter, well within the annual cost guidance range.
  British Columbia operations produced 4,705 tonnes of copper, 4,010 ounces of gold and 57,475 ounces of silver in the fourth quarter. While the operations completed construction of the permanent feed system for the new second SAG mill in December, total throughput in the fourth quarter was constrained by the primary SAG mill requiring unplanned maintenance early in the fourth quarter of 2025. British Columbia cash costi, net of by-product credits, was $4.82 per pound of copper in the fourth quarter, reflecting the production impacts from the primary SAG mill maintenance.

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  Fourth quarter net earnings attributable to owners and earnings per share attributable to owners were $128.0 million and $0.32, respectively, reflecting the strong gross margins as a result of higher metal prices and a $25.0 million business interruption insurance recovery related to the mandatory wildfire evacuations in Manitoba during the year. After adjusting for the insurance recovery and other non-cash items, fourth quarter adjusted earningsi per share attributable to owners was $0.22.
  The strong gross margins achieved in the fourth quarter of 2025 resulted in higher employee profit sharing expenses of $36.1 million recorded within cost of sales.

Achieved Deleveraging Targets Ahead of Schedule

  Hudbay's unique copper and gold diversification across its operations provides exposure to higher copper and gold prices, which together with a focus on cost control across the business, continues to expand margins and generate attractive free cash flow.
  While the majority of Hudbay's revenue continue to be derived from copper production, revenue from gold production continues to represent a growing portion of total revenues at 38% of total revenue in 2025, including 41% of revenue in the fourth quarter, compared to 35% in 2024.
  Delivered another quarter of record free cash flowi generation with $228.2 million achieved during the fourth quarter of 2025, resulting in $387.9 million in free cash flow in 2025.
  Achieved adjusted EBITDAi of $385.9 million in the fourth quarter of 2025, resulting in record annual adjusted EBITDAi of $1,060.9 million.
  Repurchased and retired an additional $39.3 million of senior unsecured notes through open market purchases at a discount to par during the fourth quarter of 2025 reducing total debt to $1.0 billion as of December 31, 2025. Since the end of 2024, Hudbay has reduced its long-term debt by $185.1 million.
  Net debti decreased by $86.0 million to $439.7 million as at December 31, 2025 compared to $525.7 million at December 31, 2024.
  Net debt to adjusted EBITDA ratioi was 0.4x at the end of the fourth quarter of 2025, a further improvement from 0.6x at the end of the fourth quarter of 2024.
  After giving effect to the recent closing of the Copper World joint venture transaction, which occurred in January 2026, Hudbay's post-closing adjusted cash and cash equivalents as at December 31, 2025 were approximately $992 millionii. In addition, Hudbay had undrawn availability of $424.8 million under its revolving credit facilities as of December 31, 2025, increasing its total post-closing adjusted liquidity to over $1.4 billionii.

Implementing Holistic Capital Allocation Framework to Maintain Strong Financial Discipline, Deliver Growth Initiatives and Maximize Long-term Risk-adjusted Returns

  Enhanced Capital Allocation Framework embedded into Hudbay's annual financial planning cycle to provide a holistic approach to capital allocation decisions, including capital deployment into brownfield projects, greenfield projects, strategic investments and exploration, while considering debt repurchases, share buybacks and dividends.
  Hudbay's recent financial transformation has positioned the Company to introduce a new quarterly dividend of C$0.01 per share, an annual increase of 100% compared to the former semi-annual C$0.01 per share dividend, representing the Company's first dividend increase in its history.
  Closed the accretive $600 million joint venture transaction with Mitsubishi Corporation ("Mitsubishi") in January 2026, securing a premier, long-term 30% strategic partner for the development of Copper World. Definitive feasibility study on track for completion in mid-2026 with a sanctioning decision expected in 2026.
  Ongoing optimization efforts at Copper Mountain include executing an accelerated stripping campaign to deliver higher grades starting in 2027 and mill improvement initiatives to achieve the permitted mill throughput capacity of 50,000 tonnes per day in the second half of 2026.

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  Expected to deliver higher mill throughput rates at Constancia in the second half of 2026 with the installation of pebble crushers.
  Continued large Snow Lake exploration program to further increase near-term production and mineral reserves, test regional satellite deposits for additional mill feed to utilize available capacity at Stall and explore the large land package for a new anchor deposit to meaningfully extend mine life.
  Underground infrastructure established at the 1901 deposit to enable exploration drilling throughout 2026 and prepare for full production by the end of 2027.
  Drilling activities have increased at the copper-gold-zinc Talbot deposit near Snow Lake with six drill rigs deployed and several step-out drill holes indicating resource expansion potential.
  Engineering work advances on the Flin Flon tailings reprocessing opportunity to assess the economic viability of producing critical minerals and precious metals and the potential to reduce the overall environmental footprint.
  Advancing plans to initiate a pre-feasibility study for the Mason copper project in Nevada.

2026 Guidance Reflects Stable Copper and Gold Production at Industry-leading Margins

  Consolidated copper production of 124,000 tonnes, based on the midpoint of the 2026 guidance range, is expected to increase by 5% compared to 2025 levels, reflecting higher expected production in British Columbia with the anticipated mill throughput ramp-up to the targeted 50,000 tonnes per day in the second half of 2026, partially offset by lower grades in Peru with the depletion of Pampacancha in 2025.
  Consolidated gold production of 244,500 ounces, based on the midpoint of the 2026 guidance range, is expected to be lower than 2025 production, reflecting the depletion of Pampacancha in 2025, but higher in unstreamed gold ounces with higher gold production in Manitoba from mill throughput at New Britannia continuing to exceed expectations.
  Consolidated cash costi, net of by-product credits, in 2026 is expected to be within ($0.30) to ($0.10) per pound of copper, benefiting from higher gold production and a continued focus on maintaining stable operating costs across the business, driving industry-leading margins.
  Total sustaining capital expenditures are expected to be $435 million in 2026, reflecting approximately $38 million in deferrals from 2025 and $44 million in one-time sustaining capital projects at the operations.
  As the Company embarks on generational reinvestments, total growth capital expenditures at the operations are expected to be $140 million in 2026, including approximately $23 million in deferrals from 2025, to advance several high-return growth projects in 2026 to deliver increased copper exposure, including Peru mill throughput enhancement projects, early works at the New Ingerbelle expansion project in British Columbia, and excludes growth capital related to the Copper World joint venture.
  Growth capital expenditures at Copper World are expected to be $135 million in 2026 for project feasibility, de-risking and pre-sanctioning costs, which have been fully funded by the proceeds received from Mitsubishi as part of the closing of the Copper World joint venture transaction in January 2026, and include approximately $60 million for accelerated long lead items and de-risking activities and $35 million of capital deferrals from 2025.

Summary of Fourth Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 33,069 tonnes and consolidated gold production of 84,298 ounces in the fourth quarter of 2025. Consolidated copper and gold production was higher than the third quarter of 2025 due to strong copper and gold grades from Pampacancha and less ore processed from low-grade stockpiles compared to the third quarter. Consolidated gold production also benefitted from the ramp up to full operations in Snow Lake after the mandatory wildfire evacuations were lifted in the third quarter of 2025 and record monthly throughput at the New Britannia mill in December. Consolidated silver production of 1,002,985 ounces and zinc production of 5,703 tonnes in the fourth quarter of 2025 were also higher than the third quarter of 2025 for the aforementioned reasons.

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Cash generated from operating activities of $209.4 million increased compared to the third quarter of 2025 as a result of higher gross margins driven by strong metal prices and higher sales volumes compared to the third quarter which was impacted by mandatory wildfire evacuations in Manitoba and a temporary operational interruption in Peru. Operating cash flow before change in non-cash working capital was $336.9 million during the fourth quarter of 2025, reflecting an increase of $266.6 million from the third quarter of 2025. This significant increase reflects higher copper and gold sales volumes from normalized operations after temporary interruptions and higher metal prices.

Adjusted EBITDAi was $385.9 million in the fourth quarter of 2025, an increase compared to $142.6 million in the third quarter of 2025 as higher realized metal prices and higher copper and gold sales volumes resulted in strong gross margins during the quarter.

Net earnings attributable to owners was $128.0 million, or $0.32 per share, in the fourth quarter of 2025 compared to $222.4 million, or $0.56 per share, in the third quarter of 2025. The decrease in earnings compared to the third quarter is a result of a non-cash after-tax gain of $242.7 million from a full impairment reversal relating to Hudbay's Copper World project that occurred in the prior quarter.

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi in the fourth quarter of 2025 were $86.0 million and $0.22 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including a $25.0 million business interruption insurance recovery related to the Manitoba mandatory wildfire evacuations during the year, a $5.7 million mark-to-market revaluation gain on various instruments such as investments and share-based compensation, and a non-cash $5.4 million foreign exchange gain, among other items. This increased compared to adjusted net earnings per share attributable to ownersi of $10.1 million and $0.03 per share in the third quarter of 2025 is a result of higher realized metal prices and higher sales volumes.

Consolidated cash costi, net of by-product credits, was $(0.63) per pound of copper in the fourth quarter of 2025, compared to $0.42 per pound in the third quarter of 2025, as Hudbay continued to demonstrate strong cost control across its operations. The decrease in cash cost from the third quarter was a result of higher by-product credits reflecting the benefits of the Company's diversified asset portfolio with higher realized prices across all metals.

Consolidated sustaining cash costi, net of by-product credits, was $0.94 per pound of copper in the fourth quarter of 2025, which decreased compared to $2.09 per pound in the third quarter of 2025, due to the same factors impacting consolidated cash cost, partially offset by planned higher cash sustaining capital expenditures.

Consolidated all-in sustaining cash costi, net of by-product credits, was $1.43 per pound of copper in the fourth quarter of 2025, lower than the third quarter of 2025 mainly due to the same reasons impacting consolidated cash cost and sustaining cash cost, partially offset by higher corporate general and administrative ("G&A") costs from the revaluation of Hudbay's stock-based compensation due to a higher share price.

As at December 31, 2025, total liquidity was $993.7 million, including $568.9 million in cash and cash equivalents and undrawn availability of $424.8 million under Hudbay's revolving credit facilities. Net debti at the end of the fourth quarter was $439.7 million, marking an $86.0 million improvement from the fourth quarter of 2024 as a result of deleveraging activities which included the repurchase and retirement of senior unsecured notes. After giving effect to the closing of the Copper World joint venture transaction, post-closing cash and cash equivalents as of December 31, 2025 are approximately $992 millionii, total post-closing adjusted liquidity increases to over $1.4 billionii and post-closing net debti is approximately zero.

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Summary of Full Year Results

Hudbay achieved 2025 consolidated production guidance for copper and gold, with full year production of 118,188 tonnes of copper and 267,934 ounces of gold. In 2025, the operations also produced 17,646 tonnes of zinc, 3,468,143 ounces of silver and 1,282 tonnes of molybdenum. 2025 represents the 11th consecutive year in which Hudbay achieved its annual consolidated copper production guidance, since Constancia declared commercial production, and 5th consecutive year achieving its annual consolidated gold production guidance, since establishing standalone gold production guidancev.

With respect to Hudbay's operating business units, Peru exceeded the top end of the gold production guidance and achieved the guidance ranges for copper despite the impact from the temporary operational interruption due to social unrest. While Hudbay was previously tracking within the guidance ranges in Manitoba despite the wildfires, gold and zinc production fell below the low end of the respective ranges as a result of an eight-day weather-related power outage in October. Manitoba achieved guidance for copper and silver production despite these interruptions. British Columbia achieved guidance for gold and silver production, while copper production fell below the low end of the guidance range, primarily due to unplanned maintenance at the primary SAG mill in the fourth quarter and a higher portion of low-grade stockpiles utilized as ore feed in 2025.

Cash generated from operating activities increased to $707.3 million in 2025 from $666.2 million in 2024. Operating cash flow before change in non-cash working capital increased to a record $764.3 million in 2025 from $691.1 million in 2024. The increase in operating cash flow before changes in working capital was primarily the result of higher gross margins driven by higher metal prices and stable cost performance despite temporary operational interruptions during the year. This was partially offset by a significant increase in cash taxes paid of $268.4 million, compared to $132.5 million in 2024, reflecting earlier periods of high taxable income mainly at the Peru and Manitoba operations.

Adjusted EBITDAi was $1,060.9 million in 2025, a 29% increase compared to $822.5 million in 2024, achieving a new annual record. The increase was the result of higher realized metal prices and stable operating performance, driving strong cost control across the business.

Net earnings attributable to owners were $568.5 million, or $1.44 per share, in 2025, compared to $76.7 million, or $0.20 per share, in 2024. Net earnings were positively impacted by higher realized prices for all metals and a non-cash charge of $242.7 million relating to an impairment reversal with respect to the Copper World project in 2025, partially offset by higher mining and income tax expenses.

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi in 2025 were $265.5 million and $0.67 per share, respectively, after adjusting for items on a pre-tax basis such as a $322.3 million impairment reversal with respect to the Copper World project, $25.0 million in business interruption insurance recovery related to the Manitoba wildfires, $18.6 million in foreign exchange gains, and $14.9 million in consideration received from sale of a non-core project, among other items. This compares to adjusted net earnings attributable to ownersi and net earnings per share attributable to ownersi of $181.4 million and $0.48 per share in 2024.

Consolidated cash costi, net of by-product credits, was $(0.22) per pound of copper, compared to $0.46 per pound in 2024. Hudbay significantly outperformed its twice-improved 2025 consolidated cash cost guidance as a result of higher metal prices with a significant increase in gold by-product credits, partially offset by higher G&A due to higher employee profit sharing in Peru and Manitoba.

Consolidated sustaining cash costi, net of by-product credits, of $1.30 per pound of copper in 2025 decreased from $1.62 per pound in 2024 due to the same reasons affecting cash cost, partially offset by higher cash sustaining capital expenditures. Hudbay outperformed the improved 2025 consolidated sustaining cash cost guidance as a result of the same reasons driving the outperformance on cash cost guidance.

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Consolidated all-in sustaining cash costi, net of by-product credits, was $1.74 per pound of copper in 2025, lower than $1.88 per pound in 2024 as a result of the same reasons outlined above, partially offset by higher corporate selling and administrative costs primarily due to a revaluation of share-based compensation associated with a higher share price.

Consolidated Financial Condition (in $ millions, except net debt to adjusted EBITDA ratio)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024
Cash and cash equivalents and short-term investments	568.9	611.1	581.8
Total long-term debt	1,008.6	1,047.0	1,107.5
Net debt[1]	439.7	435.9	525.7
Working capital[2]	(65.6)	(34.7)	511.3
Total assets	6,223.3	5,916.8	5,487.6
Equity attributable to owners of the Company	3,231.0	3,080.5	2,553.2
Net debt to adjusted EBITDA[1]	0.4	0.5	0.6

1 Net debt and net debt to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements. Working capital as of December 31, 2025 was impacted by an increase in the current portion of long-term debt of $472.1 million as the 2026 Notes are now maturing within one year.

Consolidated Financial Performance	Three Months Ended			Year Ended
(in $ millions)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Revenue	732.9	346.8	584.9	2,211.0	2,021.2
Cost of sales	462.8	281.5	400.5	1,467.8	1,467.4
Earnings before tax	257.1	330.5	103.7	912.0	251.6
Net earnings	128.0	222.4	19.3	564.3	67.8
Net earnings attributable to owners	128.0	222.4	21.2	568.5	76.7
Basic and diluted attributable earnings per share	0.32	0.56	0.05	1.44	0.20
Adjusted earnings attributable per share[1]	0.22	0.03	0.18	0.67	0.48
Operating cash flow before change in non-cash working capital	336.9	70.3	231.5	764.3	691.1
Adjusted EBITDA[1]	385.9	142.6	257.3	1060.9	822.5
Free cash flow[1]	228.2	(15.2)	149.0	387.9	368.0
[1] Adjusted earnings attributable per share, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

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Consolidated Production and Cost Performance		Three Months Ended			Year Ended
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Contained metal in concentrate and doré produced[1]
Copper	tonnes	33,069	24,205	43,262	118,188	137,943
Gold	ounces	84,298	53,581	94,161	267,934	332,240
Silver	ounces	1,002,985	730,394	1,311,658	3,468,143	3,983,851
Zinc	tonnes	5,703	548	8,385	17,646	33,339
Molybdenum	tonnes	325	185	195	1,282	1,323
Payable metal sold
Copper	tonnes	34,132	18,280	37,927	114,534	125,094
Gold[2]	ounces	84,424	38,279	92,734	260,261	335,342
Silver[2]	ounces	871,006	418,418	1,150,518	3,190,552	3,549,816
Zinc	tonnes	3,972	3,452	5,261	15,152	25,120
Molybdenum	tonnes	190	269	182	1,334	1,287
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	(0.63)	0.42	0.45	(0.22)	0.46
Sustaining cash cost	$/lb	0.94	2.09	1.37	1.30	1.62
All-in sustaining cash cost	$/lb	1.43	2.78	1.53	1.74	1.88

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold and other secondary products.

3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended			Year Ended
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Constancia ore mined[1]	tonnes	5,610,915	564,579	4,186,058	21,539,089	15,046,190
Copper	%	0.31	0.25	0.40	0.31	0.34
Gold	g/tonne	0.03	0.02	0.04	0.03	0.04
Silver	g/tonne	3.27	1.92	3.88	3.18	3.08
Molybdenum	%	0.01	0.01	0.02	0.02	0.01
Pampacancha ore mined[1]	tonnes	4,152,000	4,260,081	4,037,264	9,563,442	9,317,499
Copper	%	0.43	0.38	0.63	0.40	0.55
Gold	g/tonne	0.27	0.31	0.38	0.29	0.32
Silver	g/tonne	4.84	4.87	6.43	4.78	5.61
Molybdenum	%	0.01	0.01	0.00	0.01	0.01
Total ore mined	tonnes	9,762,915	4,824,660	8,223,322	31,102,531	24,363,689
Strip ratio[2]		0.57	1.38	1.22	1.04	1.78
Ore milled	tonnes	7,627,853	6,991,744	7,999,453	30,292,668	31,933,624
Copper	%	0.39	0.31	0.48	0.33	0.36
Gold	g/tonne	0.18	0.16	0.20	0.11	0.14
Silver	g/tonne	4.19	3.94	5.28	3.72	3.84
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	84.5	83.2	87.8	84.3	85.0
Gold recovery	%	74.7	72.1	73.3	69.2	70.7
Silver recovery	%	71.1	65.2	71.4	66.7	68.8
Molybdenum recovery	%	38.8	33.9	37.1	37.4	41.7
Contained metal in concentrate
Copper	tonnes	25,038	18,114	33,988	85,155	99,001
Gold	ounces	32,865	26,380	38,079	74,480	98,226
Silver	ounces	731,017	577,446	969,502	2,415,134	2,708,262
Molybdenum	tonnes	325	185	195	1,282	1,323
Payable metal sold
Copper	tonnes	28,361	11,769	28,775	84,438	88,138
Gold	ounces	37,874	9,798	37,459	71,755	103,364
Silver	ounces	650,384	258,215	824,613	2,239,832	2,343,820
Molybdenum	tonnes	190	269	182	1,334	1,287
Combined unit operating cost[3,4],5	$/tonne	14.51	13.03	15.25	13.02	12.91
Cash cost[4,6]	$/lb	0.57	1.30	1.00	1.08	1.18
Sustaining cash cost[4]	$/lb	1.53	2.11	1.48	2.02	1.86
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Strip ratio is calculated as waste mined divided by ore mined.
[3] Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[4] Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.
[5] Excludes approximately $1.3 million or $0.17 per tonne of overhead costs incurred during temporary suspension during the three months ended December 31, 2025, $7.3 million or $1.04 per tonne during the three months ended September 30, 2025 and $8.6 million or $0.28 per tonne during the year ended December 31, 2025.
[6] Excludes approximately $1.3 million or $0.02 per pound of overhead costs incurred during temporary suspension during the three months ended December 31, 2025, $7.3 million or $0.19 per pound during the three months ended September 30, 2025 and $8.6 million or $0.05 per pound during year ended December 31, 2025.

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Peru operations had its strongest quarter of the year in the fourth quarter, with continued strong copper and gold grades from Pampacancha and less ore processed from low-grade stockpiles compared to the third quarter of 2025. The Company continued to optimize the mine plan in the fourth quarter with more ore mined from Pampacancha than previously expected, resulting in the accelerated depletion of Pampacancha in late December as opposed to early 2026 and enabling Hudbay to exceed the top end of the 2025 Peru gold guidance range.

During the fourth quarter of 2025, the Peru operations produced 25,038 tonnes of copper, 32,865 ounces of gold, 731,017 ounces of silver and 325 tonnes of molybdenum. Production of copper, gold and silver increased by 38%, 25% and 27%, respectively, compared to the third quarter of 2025. Production of all metals was higher primarily due to higher ore milled as the third quarter was impacted by a temporary operational interruption due to social unrest. Hudbay temporarily suspended Constancia operations from September 22nd to October 3rd as a result of illegal protests at the mine and as a precaution to ensure the safety of personnel and community members. Production of molybdenum was higher in the fourth quarter of 2025 due to higher recoveries and additional tonnes of ore milled in the molybdenum plant.

Despite the impacts from social unrest in the third quarter, Hudbay achieved its 2025 production guidance for copper and gold in Peru, with gold production exceeding the top end of the 2025 guidance range by 24%. Production of silver and molybdenum fell slightly short of the lower end of guidance. Full year 2025 production of copper, gold, silver and molybdenum was 85,155 tonnes, 74,480 ounces, 2,415,134 ounces, and 1,282 tonnes, respectively, representing a decrease of 14%, 24%, 11% and 3%, respectively, from the comparative 2024 period primarily due to fewer tonnes of ore milled in the current period due to the aforementioned temporary operational interruption in the third quarter of 2025 and lower grades from higher amounts of ore processed from stockpile.

Total ore mined in the fourth quarter was 102% higher than the third quarter of 2025, a sizable increase due to the impacts from social unrest during the third quarter. Mining activities in the Pampacancha pit were completed during the fourth quarter and the remaining stockpiled Pampacancha ore was fully processed during January 2026.

Total mill throughput increased to 7.6 million tonnes during the fourth quarter of 2025, higher than the third quarter of 2025 due to higher mechanical availability as the prior quarter was impacted by the temporary operational interruption due to social unrest, partially offset by a scheduled semi-annual mill maintenance shutdown in the fourth quarter of 2025. Milled copper grades increased by 26% compared to the third quarter 2025, primarily due to higher grades from Pampacancha and less ore processed from stockpiles. Milled gold grades increased compared to the third quarter of 2025 due to a higher portion of ore feed from Pampacancha where the gold grades are meaningfully higher than at Constancia. Copper recoveries of 85% in the fourth quarter of 2025 were higher compared to the third quarter of 2025 due to the different proportions of ore feed from stockpiles and pits. Recoveries of gold and silver during the fourth quarter of 2025 were in line with Hudbay's metallurgical models for the ore that was being processed.

The Company continues to advance the installation of pebble crushers in Peru to increase mill throughput rates starting in the second half of 2026, which will allow Constancia to deliver steady annual copper production despite lower grades from the depletion of Pampacancha. Hudbay's efforts to increase mill throughput align with the Peru Ministry of Energy and Mines' regulatory change to allow mining companies to operate up to 10% above permitted levels.

Combined mine, mill and G&A unit operating cost in the fourth quarter of 2025 was $14.51 per tonne, 11% higher than the third quarter of 2025 due to higher fuel consumption associated with additional tonnes of material moved, higher water management and dewatering costs, and higher milling costs associated with the scheduled semi-annual mill maintenance program, partially offset by additional tonnes milled. Combined mine, mill and G&A unit operating cost for the full year 2025 was $13.02 per tonne, which was consistent with 2024.

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Cash costi, net of by-product credits, in the fourth quarter of 2025 was $0.57 per pound of copper, a 56% decrease compared to the third quarter of 2025, as a result of higher gold by-product credits, partially offset by higher profit sharing. Full year 2025 cash costi, net of by-product credits, was $1.08 per pound of copper, outperforming the low end of the Peru cash cost guidance range and representing a 8% improvement from 2024 due to lower treatment and refining charges and higher by-product credits from gold, partially offset by higher profit sharing and lower pounds of copper produced due to the impacts from social unrest in the third quarter.

Sustaining cash costi, net of by-product credits, was $1.53 per pound of copper in the fourth quarter of 2025, a 27% decrease compared to the third quarter of 2025 due to higher gold by-product credits, partially offset by higher capital spending as a result of timing of sustaining capitalized expenditures, higher community payments and increased lease payments. Full year 2025 sustaining cash costi, net of by-products credits, was $2.02 per pound copper, higher than $1.86 per pound in 2024 due to lower grade, higher planned mine maintenance, higher lease payments, and higher payments to communities. This was partially offset by lower treatment and refining charges and higher by-product credits from gold.

Fourth quarter copper, gold and silver metal sold was higher than the third quarter of 2025 primarily due to the shifting of copper concentrate sales at the end of the third quarter into early in the fourth quarter as a result of ocean swells at the port in late September. While copper concentrate inventory levels normalized at the end of December 2025, the concentrate contained higher levels of precious metals due to a higher portion of Pampacancha production in the second half of the year, resulting in a shift of some precious metals sales from December 2025 to January 2026.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended			Year Ended
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Lalor
Ore mined	tonnes	353,819	139,006	422,454	1,180,121	1,626,935
Gold	g/tonne	5.51	5.42	4.61	5.35	4.68
Copper	%	0.82	0.67	0.95	0.79	0.85
Zinc	%	2.55	1.93	2.95	2.41	2.84
Silver	g/tonne	29.52	31.57	31.91	30.43	27.14
New Britannia
Ore milled	tonnes	179,808	92,765	185,592	624,631	715,198
Gold	g/tonne	6.68	6.88	5.99	6.87	6.29
Copper	%	1.08	0.76	1.17	0.95	1.04
Zinc	%	1.30	1.00	1.08	1.09	0.99
Silver	g/tonne	31.17	32.18	33.97	31.75	27.78
Gold recovery[1]	%	88.6	91.8	90.2	89.8	89.7
Copper recovery	%	88.6	90.0	91.3	89.2	93.6
Silver recovery[1]	%	77.1	78.5	79.6	79.0	80.9
Stall Concentrator
Ore milled	tonnes	169,274	43,940	222,004	572,704	893,510
Gold	g/tonne	3.24	3.10	3.36	3.45	3.42
Copper	%	0.69	0.56	0.73	0.67	0.71
Zinc	%	4.32	3.61	4.62	3.90	4.33
Silver	g/tonne	24.97	31.04	29.90	28.31	26.54
Gold recovery	%	71.3	72.6	69.6	70.1	68.6
Copper recovery	%	86.5	83.4	84.4	86.7	87.4
Zinc recovery	%	78.0	34.6	81.7	79.0	86.2
Silver recovery	%	55.6	50.3	55.1	55.4	56.8
Total contained metal in concentrate and doré[2]
Gold	ounces	47,423	22,441	51,438	173,453	214,225
Copper	tonnes	3,326	842	3,347	9,249	12,536
Zinc	tonnes	5,703	548	8,385	17,646	33,339
Silver	ounces	214,493	102,132	283,223	800,198	995,090
Total payable metal sold
Gold	ounces	43,226	23,118	50,239	169,041	212,243
Copper	tonnes	2,024	769	3,321	7,651	11,602
Zinc	tonnes	3,972	3,452	5,261	15,152	25,120
Silver	ounces	175,324	112,142	282,158	729,314	956,460
Combined unit operating cost[3,4],5	C$/tonne	248	258	233	236	226
Gold cash cost[4,6]	$/oz	705	379	607	549	606
Gold sustaining cash cost[4]	$/oz	1,110	762	908	875	868

1 Gold and silver recovery includes total recovery from concentrate and doré.

2 Total metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products. Doré includes sludge, slag and carbon fines.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit operating cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

5 Excludes overhead costs of $16.0 million or C$163 per tonne during the three months ended September 30, 2025 and $19.2 million or C$22 per tonne during the year ended December 31, 2025.

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6 Excludes overhead costs of $16.0 million or $713 per ounce during the three months ended September 30, 2025 and $19.2 million or $111 per ounce during the year-ended December 31, 2025.

Manitoba operations normalized in the fourth quarter of 2025 following the significant wildfire disruptions in the second and third quarters of 2025 allowing the Company to achieve quarterly production numbers similar to what were demonstrated earlier in the year. The Manitoba operations produced 47,423 ounces of gold, 3,326 tonnes of copper, 5,703 tonnes of zinc and 214,493 ounces of silver in the fourth quarter of 2025. Production of all metals in the fourth quarter was higher than the third quarter of 2025, which was negatively impacted by mandatory wildfire evacuations.

Achievements in the fourth quarter included improved metal recovery rates, advancements in Hudbay's exploration programs in Flin Flon and Snow Lake, including the prospective copper-gold-zinc Talbot satellite deposit, and the graduation of the second cohort from the mining fundamentals training program focused on providing local and Indigenous communities with valuable mining skills. In 2025, Hudbay signed exploration agreements with the Mosakahiken Cree Nation and the Kiciwapa Cree Nation and achieved record throughput at the New Britannia mill in December. All of this was underpinned by a continued focus on safety with a 15% reduction in total recordable injury frequency achieved in 2025.

Production for the full year 2025 in Manitoba was lower than 2024 as a result of two months of production deferrals due to mandatory wildfire evacuations in 2025, an eight-day weather-related power outage in October 2025 and the subsequent ramp-up period required to restore full operational cadence. While the operations were tracking within all guidance ranges earlier in the year, full year gold and zinc production fell below the low end of the respective ranges. Despite the disruptions, 2025 full year production in Manitoba successfully achieved guidance for copper and silver.

The Lalor mine focused on stabilizing production in the fourth quarter after the resumption of operations following the mandatory wildfire evacuations. Lalor averaged over 4,200 tonnes per operating day in the fourth quarter, strategically prioritizing mining from gold zones to ensure prioritized feed for the New Britannia mill. This was accomplished through a focus on mine planning and the maintenance recovery plan to get Lalor's underground mobile fleet back to pre-wildfire availability numbers. In the fourth quarter of 2025, gold grades increased by 2% compared to the third quarter of 2025 due to mining techniques resulting in improved ore quality and prioritizing mining gold zones at Lalor.

The 1901 deposit delivered 6,600 tonnes of development ore in 2025 as the project progresses towards full production in 2027. During the year, haulage and exploration drifts were prioritized as infrastructure was being put in place. In 2026, activities at 1901 will prioritize exploration and definition drilling, orebody access, and establishing critical infrastructure ahead of full production in late 2027.

The New Britannia mill processed approximately 2,300 tonnes per day in December, achieving a new monthly throughput record of 71,504 tonnes. This achievement is aligned with the strategy to prioritize gold ore production and resulted from continuous improvement efforts focused on unlocking capacity at designed or improved recovery rates. Despite the wildfire challenges in 2025, New Britannia achieved its second highest annual throughput of 624,631 tonnes as Lalor delivered production from the gold zones, ensuring a consistent feed to the mill. New Britannia's gold recovery in the quarter was 89%, reflecting a slight decrease compared to the third quarter of 2025 due to ore blend resulting in slightly lower gold grades processed at the mill.

The Stall mill continues to focus on process optimization and enhanced gold recovery initiatives targeting over 70% gold recovery from the base metal ore stream. The Stall mill processed significantly less ore in 2025 compared to the same periods in 2024, which is aligned with the Company's strategy of allocating more Lalor ore feed to New Britannia as noted above. The Stall mill achieved gold recoveries of 71% in the fourth quarter of 2025, reflecting benefits from process optimization and enhanced gold recovery initiatives.

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Combined mine, mill and G&A unit operating costsi in the fourth quarter and full year 2025 were C$248 per tonne and C$236 per tonne, respectively, relatively consistent with all comparable periods after adjusting for the allocation of fixed overheads in periods with lower capacity utilization due to the wildfires.

Cash costi, net of by-product credits, was $705 per ounce of gold in the fourth quarter of 2025, higher than the third quarter of 2025 primarily due to higher overall costs and the impact of the recovery of secondary gold products in the third quarter as a result of mill tank clean-outs, partially offset by higher production. Full year 2025 cash costi, net of by-product credits, was $549 per ounce of gold, a 9% decrease compared to the same period in 2024 primarily due to lower operating costs partially offset by lower gold production and higher profit sharing. This strong cost performance was supported by the strategic decision to prioritize high-margin gold production over by-product zinc production. Despite the production headwinds, cash cost for the full year 2025 outperformed the low end of the guidance range.

Sustaining cash costi, net of by-product credits, was $1,110 per ounce gold in the fourth quarter of 2025, higher than the third quarter of 2025 primarily due to the same factors affecting cash costs and elevated capital sustaining capital expenditures. Full year 2025 sustaining cash costi, net of by-product credits, was $875 per ounce of gold, a slight increase from 2024 primarily due to the same factors affecting cash cost noted above with slightly higher capital expenditures.

Manitoba sales volumes in the fourth quarter of 2025 reflect a rebuild of inventory levels as operations normalized after the wildfires in the second and third quarters of 2025.

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British Columbia Operations Review

British Columbia Operations[5]	Three Months Ended				Year Ended[5]
		Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Ore mined[1]	tonnes	2,395,166	1,815,689	2,374,044	9,368,918	11,360,125
Strip ratio[2]		7.18	8.84	7.36	7.46	5.98
Ore milled	tonnes	2,268,405	3,087,443	2,880,927	11,016,842	12,656,679
Copper	%	0.26	0.22	0.26	0.27	0.25
Gold	g/tonne	0.09	0.08	0.09	0.09	0.08
Silver	g/tonne	1.10	0.78	0.92	1.02	0.96
Copper recovery	%	78.4	76.6	79.5	78.6	82.4
Gold recovery	%	63.3	59.2	55.8	63.6	60.5
Silver recovery	%	71.4	65.5	69.0	69.7	71.8
Total contained metal in concentrate
Copper	tonnes	4,705	5,249	5,927	23,784	26,406
Gold	ounces	4,010	4,760	4,644	20,001	19,789
Silver	ounces	57,475	50,816	58,933	252,811	280,499
Total payable metal sold
Copper	tonnes	3,747	5,742	5,831	22,445	25,354
Gold	ounces	3,324	5,363	5,036	19,465	19,735
Silver	ounces	45,298	48,061	43,747	221,406	249,536
Combined unit operating cost[3,4]	C$/tonne	39.80	25.02	23.22	28.12	20.39
Cash cost[4]	$/lb	4.82	3.21	3.00	3.06	2.74
Sustaining cash cost[4]	$/lb	8.87	7.43	5.76	6.12	5.29

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.
5 Copper Mountain mine results are stated at 100%. On April 30, 2025, Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Throughout 2025, Hudbay focused on advancing its multi-year optimization plan at Copper Mountain, centered on ramping up mining activities and implementing standardized operating practices. A key pillar of this ramp-up was the successful onboarding of over 240 new employees, significantly expanding the Company's in-house team of skilled equipment operators. This strategic investment has led to a meaningful reduction in reliance on temporary contractor labour, ensuring long-term operational stability.

During the fourth quarter of 2025, the British Columbia operations produced 4,705 tonnes of copper, 4,010 ounces of gold and 57,475 ounces of silver. Metal production was lower compared to the third quarter of 2025, primarily reflecting reduced mill throughput caused by the unplanned maintenance on the primary SAG.

For the full year 2025, production of copper, gold and silver was 23,784 tonnes, 20,001 ounces and 252,811 ounces, respectively. Annual copper and silver production were lower year-over-year, reflecting lower mill availability in the fourth quarter of 2025 and the strategic focus on waste stripping during the period. Despite the throughput constraints encountered in the latter half of the year, annual gold production increased by 1% compared to 2024. This growth was driven by higher head grades and improved gold recoveries resulting from the flotation circuit optimizations implemented throughout the year. The British Columbia operations achieved 2025 production guidance for gold and silver, while copper production fell below the low end of the 2025 guidance range due to the unplanned maintenance at the primary SAG mill in the fourth quarter and a higher than anticipated proportion of lower grade stockpile ore processed throughout the year.

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Mining operations have focused on a three-year accelerated stripping program to unlock higher grade ore starting in 2027. In the fourth quarter of 2025, this initiative was bolstered by an optimized mining sequence and enhanced maintenance, driving mining rates to a targeted 300,000 tonnes per day in December. To sustain this momentum, a new production loader was commissioned in January 2026, and a new shovel is currently scheduled for deployment in March 2026.

Total ore mined at Copper Mountain in the fourth quarter of 2025 was 2.4 million tonnes, an increase of 32% compared to the third quarter of 2025. During the quarter, the mining team utilized planned ore stockpiles for mill feed and higher-grade ore from an advanced phase in the main pit, allowing the operation to prioritize waste stripping activities to expose higher-value mining fronts in the future. The significant quarter-over-quarter improvement reflects the optimization of the mining sequence, which improved bench configurations and eliminated phase interference, along with enhanced mobile equipment maintenance protocols leading to more consistent availability.

In the mill, the permanent feeder configuration for the second SAG mill was commissioned late in the fourth quarter, and the temporary conveyor system located on the ore live pile was removed in January 2026. With the completion of the permanent feeder for the second SAG mill project in December, the second SAG mill continued to demonstrate positive contributions to overall throughput in the fourth quarter. The mill processed 2.3 million tonnes of ore during the fourth quarter of 2025, a decrease of 27% compared to the third quarter of 2025 primarily as a result of unplanned maintenance on the primary SAG mill to address localized damage to the feed end head. Operations were further constrained by elevated clay content in the ore feed and the planned decrease of the ore feed pile to accommodate the construction and tie-ins for the second SAG expansion project. To mitigate these challenges and build long-term reliability, the team implemented several initiatives in 2025, including crushing circuit chute modifications, the installation of advanced grinding control instrumentation, and a redesigned SAG liner package.

Despite throughput constraints, milled copper grades during the fourth quarter of 2025 were 18% higher than the third quarter of 2025, driven by higher grades in ore mined. Copper recoveries improved to 78% in the fourth quarter of 2025, supported by higher-grade feed and ongoing flotation circuit refinements. Gold recoveries of 63% saw a 7% increase over the third quarter as a result of general improvements in the flotation system.

While the primary SAG mill continues to operate under a reduced load, it is being rigorously monitored ahead of a feed end head replacement in mid-2026. In the first half of 2026, optimization efforts will focus on automated grinding media loading, installing a mill slicer on the second SAG, implementing advanced process control on grinding and flotation, and a pebble circuit trial to improve overall throughput capacity.

The mill remains on track to achieve its permitted capacity of 50,000 tonnes per day in the second half of 2026 with the permanent second SAG feeder configuration commissioned in December 2025, the removal of live-pile restrictions in January, the proactive primary SAG feed end head replacement in mid-2026 and rollout of automated grinding media loading and advanced process controls.

Combined mine, mill and G&A unit operating costsi were C$39.80 per tonne milled in the fourth quarter of 2025. This increase relative to the third quarter of 2025 was primarily due to lower milled throughput and non-recurring costs associated with the unplanned primary SAG mill maintenance. Additionally, mining and administrative costs were higher in the fourth quarter as the operations transitioned towards an expanded in-house workforce and continued to advance the accelerated stripping program. For the full year 2025, unit operating costsi were C$28.12 per tonne, compared to C$20.39 per tonne milled in the same period of 2024, reflecting the lower annual throughput and the strategic ramp-up of site-wide optimization initiatives.

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Cash costi and sustaining cash costi, net of by-product credits, were $4.82 and $8.87 per pound of copper, respectively, in the fourth quarter of 2025. Cash cost was higher than the third quarter of 2025, largely driven by the ramp up of mining activities in the fourth quarter to advance the accelerated stripping program combined with lower by-product credits as a result of the primary SAG maintenance early in the fourth quarter. Sustaining cash costs were higher than the third quarter of 2025 due to higher cash costs, offset by lower capitalized stripping costs.

Despite the throughput and copper production headwinds in 2025, the British Columbia business unit demonstrated strong cost discipline. Full year 2025 cash costi and sustaining cash costi, net of by-product credits, were $3.06 and $6.12 per pound of copper, respectively, achieving the annual guidance range.

Following the quarter end, the New Ingerbelle project reached a major milestone with the provincial regulators referring the permit application to Statutory Decision Makers on January 16, 2026. New Ingerbelle permits are expected to be received in the first quarter of 2026, and the project is expected to further extend mine life at Copper Mountain. Furthermore, Hudbay finalized refreshed Participation Agreements with the Upper and Lower Similkameen Indian Bands in February 2026, reinforcing the Company's commitment to strong Indigenous partnerships.

Continued Free Cash Flow Generation Driving Further Debt Reduction and Significant Financial Flexibility

Hudbay has delivered several quarters of meaningful free cash flow generation as a result of steady operating performance, expanding margins from strong copper and gold exposure and a focus on cost control across the business. This has resulted in Hudbay achieving record annual adjusted EBITDAi of $1,060.9 million and record annual free cash flowi of $387.9 million in 2025.

As a result of the strong operating and financial performance, Hudbay continued its prudent balance sheet management and further reduced overall debt levels in the fourth quarter of 2025, resulting in a total of $102.5 million in debt repayments during the full year 2025. These deleveraging efforts have reduced total principal debt to $1,008.6 million as of December 31, 2025.

As of December 31, 2025, Hudbay had approximately $569 million in cash and cash equivalents, resulting in a reduction in net debt to $439.7 million compared to $525.7 million at December 31, 2024. Similarly, Hudbay reduced its net debt to adjusted EBITDA ratio to 0.4x at the end of the fourth quarter of 2025, a further improvement from 0.6x at the end of fourth quarter of 2024.

After giving effect to the closing of the Copper World joint venture transaction, as described below, Hudbay's post-closing adjusted cash and cash equivalents as at December 31, 2025 was approximately $992 millionii. In addition, Hudbay had undrawn availability of $425 million under Hudbay's revolving credit facilities as of December 31, 2025, increasing total post-closing adjusted liquidity to over $1.4 billionii. Hudbay is well-positioned to advance Copper World and fund its several other high-return growth opportunities across the business.

Prudently Advancing Copper World Towards a Sanction Decision in 2026

In January 2026, Hudbay announced the closing of the joint venture transaction ("JV Transaction") with Mitsubishi, securing a premier, long-term strategic partner for the development of Copper World. The Company continues to progress the detailed engineering work to de-risk Copper World ahead of a sanction decision later this year.

  Realized Accretive JV Transaction - On January 12, 2026, Hudbay announced the closing of the highly accretive $600 million JV Transaction, which represents a significant de-risking milestone in advancing Copper World and further validates the premium long-term value of this world-class asset. The $420 million of proceeds received at closing from Mitsubishi will be used to directly fund the remaining definitive feasibility study ("DFS") costs and pre-sanctioning costs in addition to the initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months of closing to complete its 30% minority investment and will also fund its pro-rata 30% share of future equity capital contributions. The JV Transaction increases the project IRR to Hudbay to approximately 90% based on pre-feasibility study ("PFS") estimatesiii.

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  Secured Premier Strategic Joint Venture Partner - Mitsubishi is one of the largest Japanese trading houses with a global mining presence and a significant U.S.-based business. Mitsubishi is the partner of choice with investments in a world-class portfolio of large and high-quality copper assets, including five of the top twenty copper mines globally by 2024 production. This partnership validates the attractive long-term value of Copper World as a world-class copper asset and endorses the strong technical capabilities of Hudbay. It also represents the beginning of a long-term strategic partnership, and the parties are identifying other opportunities for collaboration to advance their respective copper growth strategies.
  Achieved Key Elements of Hudbay's Three Prerequisites (3-P) Plan - Hudbay has achieved the final key elements of its prudent 3-P financial strategy for the development of Copper World with the closing of the JV Transaction and the achievement of stated balance sheet targets. After accounting for proceeds from the JV Transaction, Hudbay has post-closing cash and cash equivalents of $992 millionii and reduced its post-closing net debt to adjusted EBITDA ratio to 0.0x, far exceeding the stated balance sheet targets. The Mitsubishi initial investment and its future pro-rata equity capital contributions, together with the Wheaton Precious Metals Corp. streamiv, provide significant financial flexibility by reducing Hudbay's estimated share of the remaining capital contributions to approximately $200 million based on PFS estimates and deferring Hudbay's first capital contribution to 2028 at the earliest.
  Feasibility Study and Detailed Engineering Underway - Feasibility activities for Copper World are well underway with expected completion of the DFS in mid-2026. Hudbay has continued to execute detailed engineering work and other de-risking activities, in preparation for a Copper World sanctioning decision expected in 2026.

Manitoba Exploration Update

Large Exploration Drill Program Continues in Snow Lake

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

  Near-mine Exploration at Lalor and 1901 to Further Increase Near-term Production and Extend Mine Life - Hudbay completed the development of the initial exploration drift at the 1901 deposit in 2025 and the development of the haulage drift is underway. Hudbay received positive initial step-out drilling results from the exploration drift, and during the second half of 2025, some zinc development ore was delivered for processing at Stall. Activities at 1901 over the next two years will focus on exploration, definition drilling, orebody access and establishing critical infrastructure for full production in late 2027. Exploration activities at 1901 will target additional step-out drilling to potentially extend the orebody and infill drilling to convert inferred mineral resources in the gold lenses to mineral reserves.
  Testing Regional Satellite Deposits to Utilize Available Processing Capacity and Increase Production - Hudbay increased its regional land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. The deposits acquired as part of the Rockcliff acquisition, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, New Britannia, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill has freed up processing capacity at the Stall mill, where there is approximately 1,500 tonnes per day of available capacity which could be utilized by the regional satellite deposits to increase production and extend the life of the Snow Lake operations beyond 2037.

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  Exploring Large Land Package for a New Anchor Deposit to Significantly Extend Mine Life - A majority of the land claims acquired as part of the Rockcliff acquisition have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program is the largest geophysics program in Hudbay's history and includes 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey.

Talbot Initial Drilling Results Confirm Resource Expansion Potential

Talbot is a copper-zinc-gold rich VMS deposit located within trucking distance to existing processing infrastructure in Snow Lake. Successful drilling campaigns could expand the resource base and support a PFS to upgrade the mineral resources to reserves, extending the overall mine life of the Snow Lake operations. In April 2025, Hudbay announced the signing of the exploration agreement with the Mosakahiken Cree Nation on exploration activities in their traditional and ancestral territory, including at Talbot.

In July 2025, Hudbay commenced an extensive summer drill program at Talbot focused on expanding the known mineralization at depth, testing geophysical targets as well as conducting an infill drill program in the upper part of the ore body to support a PFS. As part of the initial drilling program in 2025, Hudbay drilled six holes to test the continuity of the Talbot deposit at depth, with all the holes yielding positive results and four of them returning mineralized intercepts with economic potential (see table of intercepts below). The 2026 drilling program has now commenced with six drill rigs deployed, including one drill rig focused on continuing to expand the footprint of the deposit at depth. In addition to the intercepts below, another hole provided a significant intercept of copper mineralization over an estimated length of 19.7 metres from core logging and for which assay results are pending.

Hole ID	From (m)	To (m)	Intercept (m)	Estimated true width (m)[1]	Cu (%)[2]	Au (g/t)[2]	Ag (g/t)[2]	Zn (%)[2]	CuEq. (%)[3],4
TLS024	1556.0	1567.5	11.5	10.4	2.4	1.8	55.1	0.8	4.2
TLS025 top	1435.3	1449.5	14.2	13.2	1.2	0.8	17.8	0.5	2.0
TLS025 bottom	1459.0	1465.0	6.0	5.6	2.0	0.7	16.9	0.5	2.6
TLS026	1265.5	1273.4	7.8	7.1	1.4	0.9	18.4	0.3	2.2
TLS027W02	1252.8	1271.5	18.8	16.3	1.4	0.8	18.9	1.3	2.4

1 True widths are estimated based on drill angle and intercept geometry of mineralization.

2 All copper, gold, silver and zinc values are uncut.

3 Copper-equivalent ("CuEq.") grade calculated using the following long-term commodity price assumptions: $4.40 per pound copper, $2,800 per ounce gold, $32.00 per ounce silver and $1.25 per pound zinc.

4 Using the combined recoveries of New Britannia and Stall mills of 89% copper, 89% gold, 81% silver and 84% zinc.

In 2026, the Company plans on progressing a PFS and preparing an updated mineral resource estimate for Talbot using Hudbay standard methods that have demonstrated high reserve conversion rates.

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Expanded Flin Flon Exploration Partnership with Marubeni and JOGMEC

On January 22, 2026, the Company announced the signing of an amended and restated option agreement with Japan Organization for Metals and Energy Security ("JOGMEC") and Marubeni Corporation ("Marubeni"), where Hudbay granted JOGMEC an option to acquire a 10% interest in three projects located within trucking distance of Hudbay's processing facilities in Flin Flon, Manitoba. In order to exercise its option, JOGMEC is required to fund at least C$6 million in exploration expenditure over a period of approximately three years, with Hudbay acting as the operator carrying out the exploration activities. The agreement is an amendment and restatement of the option agreement with Marubeni from March 2024, pursuant to which Marubeni's wholly-owned Canadian subsidiary was granted an option to acquire a 20% interest in the three projects, provided it, funds at least C$12 million in exploration expenditures over the designated earn-in period, which is inclusive of past contributions made by Marubeni since March 2024.

The option agreement focuses on three projects in the Flin Flon region, namely Cuprus-White Lake, Westarm and North Star, which were selected by Marubeni prior to the original March 2024 agreement and following a period of detailed due diligence. All three properties hold past producing mines that generated meaningful production with attractive grades of both base metals and precious metals. The properties remain highly prospective with potential for further discovery based on the attractive geological setting, limited historical deep drilling and promising geochemical and geophysical targets. Cuprus-White Lake, Westarm and North Star are all within 20 kilometres of Hudbay's Flin Flon milling complex.

Senior Management Team Appointments

In January 2026, Hudbay appointed Audra Walsh to the role of Vice President, South America Business Unit. Ms. Walsh joined Hudbay as acting Vice President in Peru in August 2025 and has transitioned to the permanent role as a testament to her exceptional talent as a professional engineer with over 30 years of technical, operating, management, executive and board experience in the mining industry. As leader of the South America Business Unit, Ms. Walsh is responsible for the strategic performance of Hudbay's operational and exploration activities in Peru and exploration activities in Chile.

Ms. Walsh's leadership experience and deep expertise will be instrumental in helping Hudbay achieve regional milestones and drive growth in Peru with the long-life operations at Constancia, the future development of Caballito and Maria Reyna and further regional exploration.

Holistic Capital Allocation Framework to Deliver Growth and Maximize Long-Term Risk-Adjusted Returns

Hudbay has a proven track record of prudently allocating capital to high-return brownfield investments, such as the New Britannia gold mill refurbishment project and the development of the high-grade Pampacancha satellite deposit, which have delivered significant free cash flows and contributed to Company's deleveraging efforts.

Hudbay has completed a financial transformation over the past three years. The Company has moved from being overleveraged and capital constrained to a preferred position where it can strategically allocate capital across the portfolio to maximize value and generate the highest risk-adjusted returns, creating long-term sustainable value for stakeholders.

Prudent strategic financial planning and execution of the Company's 3-P plan has achieved the Company's balance sheet deleveraging goals and has lowered its cost of capital. With its strongest balance sheet in more than a decade and peer-leading credit metrics, together with the strategic investment by Mitsubishi, Hudbay is very well positioned to sanction the Copper World project and embark on generational investments in the Company's operating portfolio in 2026. These generational investments include allocating capital to high-return brownfield projects at the Company's three operating mines and advance its world-class development and exploration pipeline.

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To provide transparency and continued financial discipline, Hudbay has implemented an enhanced Capital Allocation Framework to provide a holistic approach around capital allocation decisions, including with respect to the deployment of capital into the business through near-term brownfield projects, longer-term greenfield projects, strategic investments and exploration, while considering debt repurchases, share buybacks and dividends.

Hudbay's holistic Capital Allocation Framework is embedded into the Company's annual financial planning cycle and includes the following key elements:

  Preserving Balance Sheet Strength - Aligning with successful deleveraging efforts to maintaining net debt to adjusted EBITDA ratios of less than 1.0x throughout the investment and development cycle, continuing to lower the Company's cost of capital and considering unique (non-dilutive) sources of project funding available.
  Strategic Fit for Growth and Diversification - Expanding and optimizing production and mine life from the existing asset base, enhancing Hudbay's strategic commodity exposure to copper and complementary gold, targeting 400,000 tonnes of annual copper-equivalent production, increasing long-term portfolio diversification across tier-1 jurisdictions and aligning with the Company's sustainability goals.
  Accretive Across Key Financial Metrics - Pursuing investment opportunities that are accretive to a mix of key financial performance metrics-Hudbay's net present value per share, copper-equivalent mineral resources per share, return on invested capital and cash flow yields, as well as demonstrating robust internal rate of returns and project paybacks to maximize value and long-term sustainable returns for all stakeholders.
  Rigorous Risk Assessment - Considering risk-adjusted returns based on project-specific characteristics, applying varying discount rates, commodity price scenarios and sensitivity analysis, as well as key qualitative risk considerations.
  Accountable Investment Governance - Integrating detailed project reviews as part of the annual budgeting process and executing investment decisions subject to a formal internal tollgate process, requiring Executive Committee and Board approval, followed by comprehensive post-project reviews to drive continuous improvement.

Increased Annual Dividend

Following Hudbay's recent financial transformation and consistent with its Capital Allocation Framework, the Company has commenced an increase in shareholder returns in the form of a quarterly dividend. Hudbay's Board of Directors approved the introduction of a new quarterly dividend of C$0.01 per share as the Company has achieved certain financial milestones ahead of schedule and has significantly improved its financial position. The new total annual dividend amount of C$0.04 per share represents an increase of 100% or C$0.02 per share over the previous annual dividend, which was paid semi-annually, representing the first dividend increase in the Company's history.

A quarterly dividend of C$0.01 per share was declared on February 19, 2026. The dividend will be paid out on March 27, 2026 to shareholders of record as of close of business on March 10, 2026.

Climate Change Initiatives

Since inception of Hudbay's climate change strategy in 2022, the Company continues to implement initiatives to reduce its greenhouse gas ("GHG") footprint. The Company strives to measure efficiency against key process drivers, while recognizing the unique characteristics of each business unit, such as fluctuating strip ratios in open pit mines and changing development profiles at underground mines. In 2025, Hudbay updated its climate change targets with new 2030 GHG emissions reduction targets specific to each business unit and focused on areas where the Company believes it can achieve the biggest impact.

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The Company has made significant progress towards achieving its climate change goals, including:

  Peru - Hudbay's new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to Constancia came into effect in January 2026. This is expected to be a key contributing factor towards the Peru operations reaching its 2030 target of a 99% reduction in Scope 2 GHG emissions intensity (tonnes of Scope 2 emissions per kilotonne of ore processed) compared to a 2022 baseline.
  Manitoba - Hudbay continues to expand its fleet of electric equipment for use at its underground operations. Following the successful initial trial of an electric Epiroc scooptram ST14 SG at the Lalor mine in 2023, the Company has seen reduced carbon intensity and improved ventilation due to temperature reductions in the deeper areas of the mine. Today, Hudbay has expanded the fleet of battery electric vehicles at Lalor to 10 with two more being added in 2026. Continuing to expand the electric equipment fleet and other operational efficiency initiatives will progress the Snow Lake operations towards its 2030 target of a 25% reduction in Scope 1 GHG emissions intensity (tonnes of Scope 1 emissions per kilometre) compared to a 2022 baseline.
  British Columbia - At the Copper Mountain mine, efforts to drive operational efficiency continue to be a core focus and will enable the B.C. operations to progress towards its 2030 target of 5% reduction in Scope 1 GHG emissions intensity (tonnes of Scope 1 emissions per kilometre) compared to a 2024 baseline. Hudbay utilizes several pieces of electric equipment at Copper Mountain, including three electric shovels and three electric rotary blasthole drills, which reduces carbon intensity by displacing existing diesel equipment. Additionally, the Company took steps to implement renewable diesel, also known as hydrotreated vegetable oil (HVO) fuel, to power more than 50% of the haul truck fleet in 2025.
  Corporate - Hudbay integrated Scope 1 and Scope 2 GHG emissions into its long-range financial plans to support GHG reduction decision making and alignment with the Company's 2030 goals. The Company also implemented sustainability reporting software to standardize the sustainability data collection process. In January 2025, the Company established an ESG Steering Committee consisting of the COO, CFO and three SVPs to provide enhanced oversight of the Company's sustainability initiatives, procedures and disclosures. Hudbay plans to advance its Scope 3 data collection process in 2026 through supplier and customer engagement to drive transparency and influence positive GHG behaviours throughout the value chain.

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2026 Guidance Reflects Stable Copper and Gold Production, Industry-leading Margins and Investments in High-return Growth Opportunities

Hudbay's key objectives for 2026 are focused on continued operational excellence, advancement of organic growth opportunities, and prudent capital allocation to deliver attractive high-return growth:

1. Demonstrate continued operational excellence to generate substantial free cash flow through consistent copper and gold production, industry-leading cost performance and high-return brownfield reinvestment opportunities.

  Increase mill throughput at Constancia to approximately 90,000 tonnes per day in the second half of 2026 through the installation of two pebble crushers.
  Continue mill throughput improvements at New Britannia and recovery enhancements at the Stall mill.
  Advance the 1901 deposit towards full production by the end of 2027.
  Ramp up mill throughput at Copper Mountain to its permitted capacity of 50,000 tonnes per day in the second half of 2026.

2. Advance attractive organic growth opportunities to deliver significant increase in long-term production.

  Complete the DFS at Copper World in mid-2026 with final sanctioning decision expected in 2026.
  Progress New Ingerbelle permitting and development activities to add production and mine life extension at Copper Mountain.
  Advance economic evaluations of regional satellite properties in Snow Lake, including the Talbot copper-gold-zinc deposit and the New Britanna gold deposit, to further optimize the mine plan and extend mine life.
  Execute extensive Snow Lake exploration program to look for new anchor deposits to meaningfully extend mine life.
  Initiate pre-feasibility study activities at Mason to de-risk project development.
  Advance Flin Flon tailings reprocessing opportunities through pre-feasibility analysis.
  Prepare for exploration activities at Maria Reyna and Caballito to identify high-grade satellite deposits within trucking distance of Constancia's milling infrastructure and provide significant long-term upside potential in Peru.

3. Implement the Capital Allocation Framework to maintain strong financial discipline and maximize returns.

  Continue to reduce total debt outstanding and maintain significant financial flexibility throughout Copper World project build.
  Source the most efficient project level financing for Copper World as part of the Company's prudent financial plan for developing the project.
  Evaluate all types of capital redeployment opportunities, including reinvestments and shareholder returns to generate the highest risk-adjusted returns.

Hudbay's annual production and operating cost guidance, along with its annual capital and exploration expenditure forecasts are discussed in detail below.

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Production Guidance

Contained Metal in Concentrate and Doré[1]		2026 Guidance	Year Ended Dec. 31, 2025	2025 Guidance
Peru
Copper	tonnes	75,000 - 90,000	85,155	80,000 - 97,000
Gold	ounces	15,000 - 20,000	74,480	49,000 - 60,000
Silver	ounces	1,900,000 - 2,400,000	2,415,134	2,475,000 - 3,025,000
Molybdenum	tonnes	900 - 1,100	1,282	1,300 - 1,500

Manitoba
Gold[2]	ounces	180,000 - 220,000	173,453	180,000 - 220,000
Zinc	tonnes	16,000 - 21,000	17,646	21,000 - 27,000
Copper	tonnes	10,000 - 13,000	9,249	9,000 - 11,000
Silver[2]	ounces	800,000 - 1,000,000	800,198	800,000 - 1,000,000

British Columbia
Copper	tonnes	25,000 - 35,000	23,784	28,000 - 41,000
Gold	ounces	22,000 - 32,000	20,001	18,500 - 28,000
Silver	ounces	200,000 - 290,000	252,811	245,000 - 365,000

Total
Copper	tonnes	110,000 - 138,000	118,188	117,000 - 149,000
Gold	ounces	217,000 - 272,000	267,934	247,500 - 308,000
Zinc	tonnes	16,000 - 21,000	17,646	21,000 - 27,000
Silver	ounces	2,900,000 - 3,690,000	3,468,143	3,520,000 - 4,390,000
Molybdenum	tonnes	900 - 1,100	1,282	1,300 - 1,500
[1] Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms and includes other secondary products.
[2] Gold and silver production guidance includes gold and silver contained in concentrate produced and gold and silver in doré, respectively, and includes other secondary products.

On a consolidated basis, Hudbay successfully achieved 2025 production guidance for its primary metals. 2025 represents the 11th consecutive year in which Hudbay achieved its annual consolidated copper production guidance, since Constancia declared commercial production, and the 5th consecutive year achieving its annual consolidated gold production guidance, since establishing standalone gold production guidancev. Peru achieved the guidance range for copper and exceeded the top end of the gold production guidance range despite the impact from the temporary operational interruption due to social unrest. Peru production of silver and molybdenum fell slightly below the low end of guidance. Manitoba was previously tracking within the 2025 guidance ranges despite the wildfire impacts, but as a result of the weather-related power outage in October and the subsequent ramp-up period required to restore full operational cadence, gold and zinc production fell below the low end of their respective ranges. However, Manitoba achieved guidance for copper and silver production despite these interruptions. British Columbia copper production fell below the low end of the guidance range as a result of the unplanned maintenance at the primary SAG mill in the fourth quarter and a higher than anticipated proportion of lower grade stockpile ore processed through the year. However, gold and silver production in British Columbia achieved guidance ranges despite the lower mill availability in the fourth quarter.

In 2026, consolidated copper production is expected to increase by 5% to 124,000 tonnesvi. This is driven by higher expected production in British Columbia as a result of mill throughput ramping-up to the targeted 50,000 tonnes per day in the second half of 2026, partially offset by the depletion of the high-grade Pampacancha satellite deposit in December 2025. Consolidated gold production in 2026 is expected to decrease by 9% to 244,500 ouncesvi as a result of the depletion of Pampacancha, but unstreamed gold production is expected to increase in 2026 with higher gold production in Manitoba as operations normalize following unprecedented wildfires in 2025 and continue to achieve strong performance from the New Britannia mill.

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In Peru, 2026 copper production is expected to be 82,500 tonnesvi, a slight decrease of 3% from 2025 due to the depletion of Pampacancha, which has been largely offset by higher mill throughput and operating efficiencies. Peru expects to install two pebble crushers to increase mill throughput in the second half of 2026, in addition to implementing other mill optimization initiatives. Gold production is expected to decline to 17,500 ouncesvi, lower than 2025 levels as Hudbay optimized the mine plan in 2025 during a period of social unrest by prioritizing Pampacancha mining activities and supplementing mill ore feed from low-grade stockpiles. These short-term mine plan changes resulted in reduced stripping activities in 2025, which is expected to result in some grade re-sequencing in 2026 and higher production in 2027 and 2028. Peru's 2026 production guidance reflects regularly scheduled semi-annual mill maintenance shutdowns at Constancia during the second and fourth quarters of 2026.

In Manitoba, 2026 gold production is expected to be 200,000 ouncesvi, an increase of 15% from 2025, reflecting normalized operations after unprecedented wildfires in 2025, continued strong mill throughput at New Britannia and strong gold grades at Lalor. New Britannia mill throughput is expected to continue to exceed expectations and operate above 2,200 tonnes per day in 2026, far exceeding its original design capacity of 1,500 tonnes per day. The production guidance anticipates Lalor operating at approximately 4,500 tonnes per day, supplemented by 35,000 tonnes of ore feed from the 1901 deposit in 2026. Zinc production for 2026 is expected to be 18,500 tonnesvi, representing a 5% increase from 2025, driven by higher production from the 1901 deposit.

In British Columbia, 2026 copper production is expected to be 30,000 tonnesvi, representing a 26% increase from 2025, driven by the completion of the third ball mill to second SAG mill conversion in late 2025. As previously disclosed, Hudbay now expects mill throughput to achieve the targeted 50,000 tonnes per day in the second half of 2026 as opposed to early 2026 due to the impacts of reduced throughput at the primary SAG mill. Installation of the replacement feed end head at the primary SAG mill is scheduled for early in the third quarter of 2026.

Hudbay expects to release an updated three-year production outlook together with its annual mineral reserve and resource update in March 2026.

Cash Cost Guidance

Cash cost[1]		2026 Guidance	Year Ended Dec. 31, 2025	2025 Guidance
Peru cash cost per pound of copper[2]	$/lb	1.70 - 2.10	1.08	1.35 - 1.65
Manitoba cash cost per ounce of gold[3]	$/oz	500 - 800	549	650 - 850
British Columbia cash cost per pound of copper[4]	$/lb	1.50 - 2.50	3.06	2.45 - 3.45
Consolidated cash cost per pound of copper	$/lb	(0.30) - (0.10)	(0.22)	0.15 - 0.35 (original 0.80 - 1.00)[6]
Consolidated sustaining cash cost per pound of copper[5]	$/lb	1.70 - 2.10	1.30	1.85 - 2.25 (original 2.25 - 2.65)[6]

1 Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

2 Peru cash cost, net of by-product credits, per pound of produced assumes by-product credits are calculated using the gold and silver deferred revenue drawdown rates for the streamed ounces in Peru in effect on December 31, 2025 and the following commodity prices for unstreamed production in 2026: $3,850 per ounce gold and $20.00 per pound molybdenum.

3 Manitoba cash cost, net of by-product credits, per ounce of gold assumes by-product credits are calculated using the following commodity prices for 2026: $4.75 per pound copper, $42.00 per ounce silver, $1.30 per pound zinc and an exchange rate of 1.37 C$/US$.

4 British Columbia cash cost, net of by-product credits, per pound of copper assumes by-product credits are calculated using the following commodity price assumptions for 2026: $3,850 per ounce gold, $42.00 per ounce silver and an exchange rate of 1.37 C$/US$.

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5 Includes cash sustaining capital expenditures, including payments on capitalized leases and equipment financing, payments on certain long-term community agreements, royalties as well as accretion and amortization for expected decommissioning activities for producing assets.

6 Improved full year 2025 consolidated copper cash cost guidance range to $0.15 to $0.35 per pound from prior guidance of $0.65 to $0.85 per pound and the original guidance range of $0.80 to $1.00 per pound. Improved full year 2025 consolidated sustaining copper cash cost guidance range to $1.85 to $2.25 per pound from the original guidance range of $2.25 to $2.65 per pound.

Consolidated cash costi in 2026 is expected to remain at historical lows and be within $(0.30) to $(0.10) per pound of copper, net of by-product credits, benefiting from higher gold production and the Company's continued focus on maintaining strong cost control across the business, driving industry-leading margins. Sustaining cash costi in 2026 is expected to be within $1.70 to $2.10 per pound of copper, net of by-product credits, benefitting from higher copper production and higher by-product credits, offset by higher sustaining capital expenditures, including substantial capital deferrals from 2025.

Copper cash cost in Peru is expected to be between $1.70 to $2.10 per pound in 2026, reflecting steady unit operating cost performance, offset by lower copper production and by-product credits compared to 2025 from the depletion of Pampacancha. 2026 cash costs are positively affected by lower treatment and refining charges and a new power contract lowering electricity rates.

Gold cash cost in Manitoba is expected to be between $500 and $800 per ounce, an increase compared to 2025, but remaining at industry-low levels driving strong margins compared to current gold prices.

Copper cash cost in British Columbia is expected to be between $1.50 and $2.50 per pound in 2026, a decrease compared to 2025 due to higher copper production, higher by-product credits from higher gold production, and higher capitalized stripping related to continued accelerated stripping activities as part of the three-year stabilization and optimization plan at Copper Mountain.

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Capital Expenditure Guidance

Capital Expenditures[1],2 (in $ millions)	2026 Guidance	Year Ended Dec. 31, 2025	2025 Guidance
Sustaining capital[3]
Peru[4]	140.0	137.0	170.0
Manitoba	105.0	45.7	60.0
British Columbia - sustaining capital	60.0	33.7	50.0
British Columbia - capitalized stripping	130.0	97.7	85.0
Total sustaining capital	435.0	314.1	365.0
Growth capital
Peru	40.0	4.7	25.0
Manitoba	15.0	7.4	15.0
British Columbia	85.0	64.2	75.0
Total growth capital - excl. Copper World JV	140.0	76.3	115.0
Capitalized exploration	25.0	15.6	10.0
Copper World joint venture[5]	135.0	71.5	110.0

1 Excludes capitalized costs not considered to be sustaining or growth capital expenditures.

2 2026 Canadian capital expenditures guidance is converted into U.S. dollars using an exchange rate of 1.37 C$/US$ (2025 - 1.35 C$/US$).

3 Sustaining capital guidance excludes right-of-use lease and equipment financing additions, community agreements and non-cash capitalized stripping.

4 Includes capitalized stripping and development costs.

5 Copper World growth capital shown on a 100% basis. With the announcement of the JV Transaction in August 2025, Hudbay expects to accelerate detailed engineering, long lead items and other de-risking activities by advancing $20 million in growth capital expenditures to 2025 from future years, updating total 2025 Copper World joint venture growth spending guidance to $110 million compared to the original 2025 guidance of $90 million. Approximately $35 million of the 2025 updated growth spending was deferred to 2026.

Total sustaining capital in 2025 was approximately $50 million lower than guidance due to approximately $10 million lower capitalized stripping in Peru from the impact of social unrest, approximately $10 million lower capitalized development at Lalor due to the impact of wildfires, and approximately $38 million in sustaining capital deferrals to 2026, partially offset by $13 million higher capitalized stripping in British Columbia. Excluding Copper World project costs, growth capital in 2025 was approximately $39 million lower than guidance primarily due to timing of expenditure and a majority is expected to be deferred to 2026. Copper World growth spending in 2025 was approximately $39 million lower than guidance due to timing of expenditure, a majority of which will be deferred to 2026.

2026 total capital spending includes approximately $96 million of capital deferrals from 2025, higher growth capital spending as Hudbay reinvests in several high-return growth projects and one-time sustaining capital expenditures at the operations as discussed below.

Peru 2026 sustaining capital expenditures are expected to be maintained at $140 million, which includes $20 million of sustaining capital deferrals to 2026 and $18 million in one-time heavy civil works projects, offset by lower spending on tailings dam raises. Peru 2026 growth capital expenditures of $40 million relate primarily to the installation of two pebble crushers to increase mill throughput starting in the second half of 2026 and includes $13 million in capital deferrals from 2025.

Manitoba 2026 sustaining capital expenditures are expected to temporarily increase to $105 million in 2026 primarily as a result of $20 million in one-time expenditures related to a project at New Britannia to lower nitrogen levels, $12 million for an accelerated one-year construction schedule for a dam raise at the Anderson tailings facility and $5 million in capital deferrals from 2025. Underground capitalized development at Lalor is expected to return to normal levels after reduced levels in 2025 from the wildfires. Manitoba growth capital expenditures are expected to be $15 million in 2026 and relate primarily to the development of exploration platforms and haulage drifts at the 1901 deposit. Manitoba spending guidance excludes approximately $15 million of annual care and maintenance costs related to the Flin Flon facilities in 2026, which are expected to be recorded as other operating expenses.

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British Columbia 2026 sustaining capital expenditures are expected to increase to $60 million in 2026 primarily as a result of $5 million in one-time expenditures related to the replacement of the feed end head at the primary SAG and $13 million in capital deferrals from 2025. In addition, Hudbay expects to incur approximately $130 million of capitalized stripping costs in 2026 related to continued accelerated stripping activities as the final year of the three-year stabilization and optimization plan at Copper Mountain. To ensure positive cash flows in British Columbia as the Company executes the last year of accelerated stripping activities, during the first quarter of 2026, the Company entered into copper forward sales contracts at an average price of $6.02 per pound and a zero-cost copper collar program at an average floor price of $5.75 per pound and cap price of $6.34 per pound on approximately 20% of 2026 copper production in British Columbia. British Columbia growth capital expenditures are expected to increase to $85 million in 2026 and includes $10 million in capital deferrals from 2025. Growth capital spending primarily relates to early works and infrastructure development for the New Ingerbelle expansion project.

Copper World joint venture 2026 growth capital guidance of $135 million primarily relates to feasibility study costs and continued de-risking until a Copper World project sanctioning decision, including approximately $60 million for accelerated long lead items and de-risking activities and $35 million of capital deferrals from 2025, and excludes post-project sanction construction costs which will be updated at the time of project sanction.

Exploration Guidance

Exploration Expenditures (in $ millions)	2026 Guidance	Year Ended Dec. 31, 2025	2025 Guidance
Peru[1]	15.0	15.9	19.0
Manitoba[2]	50.0	33.0	30.0
British Columbia	20.0	7.7	1.0
Total exploration expenditures	85.0	56.6	50.0
Capitalized spending	(25.0)	(15.6)	(10.0)
Total exploration expense	60.0	41.0	40.0
[1] Peru exploration expenditures exclude approximately $6 million of non-cash amortization of community agreements for exploration properties for 2026 (2025 - $5 million).
[2] Manitoba exploration partially funded by approximately $20 million in Canadian Exploration Expense flow-through financing proceeds for 2026 (2025 - $10 million).

Total 2026 exploration expenses are expected to increase to $60 million from $41 million in 2025 as Hudbay continues to execute a multi-year extensive geophysics and drilling program in Snow Lake to extend mine life and explore for new discoveries and focus on the conversion of high value inferred resources at New Ingerbelle, as described below.

In Manitoba, 2026 exploration activities will focus on completing the largest geophysics program in the Company's history, including 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey. The Company plans to complete underground and surface drilling at Lalor to continue expanding its mineral resource and reserve estimates and underground drilling at 1901 from the new exploration drift. In addition, Hudbay plans to continue drilling activities at several regional targets in 2026, including the Talbot deposit and at other regional prospective areas, following up on encouraging results in 2025. A portion of the 2026 Manitoba exploration program will be funded by approximately $20 million in proceeds from a critical minerals premium flow-through financing completed in late 2025.

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In British Columbia, 2026 exploration activities will focus on the conversion of high value inferred resources at New Ingerbelle to potentially extend mine life at Copper Mountain.

In Peru, 2026 exploration activities will continue to focus on final permitting and drill preparation for the Maria Reyna and Caballito properties near Constancia.

Website Links

Hudbay: www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA226

Financial Statements:

https://www.hudbayminerals.com/FS226

Conference Call and Webcast

Date:	Friday, February 20, 2026

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	647-846-8185 or 1-833-752-3516

Qualified Person and NI 43-101

The technical and scientific information in this news release related to all of Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo., Senior Vice President, Exploration and Technical Services. The technical and scientific information in this news release related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo., Director, Global Exploration and Resource Evaluation. Messrs. Tavchandjian and Brulotte are qualified persons pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the Company's material properties are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

TSX, NYSE - HBM 2026 No. 4

Supplemental Information for Talbot Drill Holes

	From			To			Azimuth at intercept	Dip at intercept
Hole ID	Easting	Northing	Elevation	Easting	Northing	Elevation
TLS024	458,517	5,997,397	-1,196	458,512	5,997,399	-1,206	297.7	-64.3
TLS025 top	458,301	5,996,995	-1,097	458,296	5,996,997	-1,110	291.8	-68.0
TLS025 bottom	458,293	5,996,998	-1,119	458,291	5,996,999	-1,124	291.7	-67.9
TLS026	458,322	5,997,184	-906	458,318	5,997,185	-913	282.2	-64.2
TLS027W02	458,241	5,997,008	-881	458,233	5,997,012	-898	297.0	-60.2

Non-GAAP Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the Company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the Company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the Company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the Company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2026 No. 4

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended			Year Ended
(in $ millions)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net earnings for the period	128.0	222.4	19.3	564.3	67.8
Tax expense	129.1	108.1	84.4	347.7	183.8
Earnings before tax	257.1	330.5	103.7	912.0	251.6
Adjusting items:
Mark-to-market adjustments[1]	(5.7)	8.7	(10.3)	6.2	27.1
Foreign exchange loss (gain)	(5.4)	8.8	17.4	(18.6)	21.0
Re-evaluation adjustment - environmental provision	(0.2)	1.4	2.5	0.2	(3.5)
Manitoba cost of sales and other expense from temporary shutdown	0.5	24.2	-	30.0	-
Peru cost of sales from temporary shutdown	2.1	10.9	-	13.0
Insurance Recovery	(25.0)	-	-	(25.0)	-
Consideration received from sale of non-core project	-	(14.9)	-	(14.9)	-
Copper World impairment reversal	-	(322.3)	-	(322.3)	-
Variable consideration adjustment - stream revenue and accretion	-	-	-	(10.5)	4.0
Inventory adjustments	0.7	(1.3)	1.3	4.1	2.9
Restructuring charges	-	-	-	0.1	1.2
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.6)	(0.8)	1.0	(5.5)	(2.0)
Loss/write-down (reversal of) on disposal of PP&E	2.9	(0.3)	14.1	3.5	27.4
Changes in other provisions (non-capital)	-	-	-	0.7	-
Adjusted earnings before income taxes	225.4	44.9	129.7	573.0	329.7
Tax expense	(129.1)	(108.1)	(84.4)	(347.7)	(183.8)
Tax impact on adjusting items	(10.3)	73.3	23.4	37.1	30.8
Adjusted net earnings	86.0	10.1	68.7	262.4	176.7
Adjusted net earnings attributable to non-controlling interest:
Net loss (earnings) for the period	-	-	1.9	4.2	8.9
Adjusting items, including tax impact	-	-	(0.3)	(1.1)	(4.2)
Adjusted net earnings - attributable to owners	86.0	10.1	70.3	265.6	181.4
Adjusted net earnings ($/share) - attributable to owners	0.22	0.03	0.18	0.67	0.48
Basic weighted average number of common shares outstanding (millions)	396.3	395.7	394.0	395.5	376.8

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses (recoveries). Also includes gains and losses on disposition of investments.

TSX, NYSE - HBM 2026 No. 4

Adjusted EBITDA Reconciliation

	Three Months Ended			Year Ended
(in $ millions)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net earnings for the period	128.0	222.4	19.3	564.3	67.8
Add back:
Tax expense	129.1	108.1	84.4	347.7	183.8
Net finance expense	(14.6)	19.6	34.4	19.4	148.7
Other expense	(13.6)	9.1	22.1	7.8	57.4
Depreciation and amortization	152.5	82.7	122.2	439.7	426.6
Amortization of deferred revenue and variable consideration adjustment	(24.0)	(6.3)	(26.2)	(75.0)	(70.5)
Adjusting items (pre-tax):
Impairment reversal	-	(322.3)	-	(322.3)	-
Consideration received from sale of Eva Copper Project	-	(14.9)	-	(14.9)	-
Re-evaluation adjustment - environmental provision	(0.2)	1.4	2.5	0.2	(3.5)
Inventory adjustments	0.7	(1.3)	1.3	4.1	2.9
Overhead costs incurred during Manitoba temporary suspension (cash)	-	16.0	-	19.2	-
Overhead costs incurred during Peru temporary suspension (cash)	1.3	7.3	-	8.6	-
Option agreement proceeds (Marubeni)	0.9	1.1	-	4.5	(0.4)
Realized loss on non-QP hedges	-	-	(4.2)	(2.3)	(8.9)
Share-based compensation expenses[1]	25.8	19.7	1.5	59.9	18.6
Adjusted EBITDA	385.9	142.6	257.3	1,060.9	822.5

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

TSX, NYSE - HBM 2026 No. 4

Net Debt Reconciliation

(in $ millions)
	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024
Total debt	1,008.6	1,047.0	1,107.5
Less: Cash and cash equivalents	(568.9)	(611.1)	(541.8)
Less: Short-term investments	-	-	(40.0)
Net debt	439.7	435.9	525.7
(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	439.7	435.9	525.7
Adjusted EBITDA (12-month period)	1,060.9	932.3	822.5
Net debt to adjusted EBITDA	0.4	0.5	0.6

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Earnings (loss) for the period	128.0	222.4	114.7	99.2	19.3
Add back:
Tax expense	129.1	108.1	38.4	72.1	84.4
Net finance expense	(14.6)	19.6	-	14.4	34.4
Other expenses	(13.6)	9.1	7.1	5.2	22.1
Depreciation and amortization	152.5	82.7	96.4	108.1	122.2
Amortization of deferred revenue and variable consideration adjustment	(24.0)	(6.3)	(15.4)	(29.3)	(26.2)
Adjusting items (pre-tax):
Impairment reversal	-	(322.3)	-	-	-
Consideration received from Eva Copper Project	-	(14.9)	-	-	-
Re-evaluation adjustment - environmental provision	(0.2)	1.4	(13.8)	12.8	2.5
Inventory adjustments	0.7	(1.3)	3.5	1.2	1.3
Overhead costs incurred during Manitoba temporary suspension (cash)	-	16.0	3.2	-	-
Overhead costs incurred during Peru temporary suspension (cash)	1.3	7.3	-	-	-
Realized loss on non-QP hedges	-	-	(0.4)	(1.9)	(4.2)
Option agreement proceeds (Marubeni)	1.1	1.1	1.0	1.5	-
Share-based compensation expenses[1]	25.8	19.7	10.5	3.9	1.5
Adjusted EBITDA	385.9	142.6	245.2	287.2	257.3
LTM[2]	1,060.9	932.3	995.7	895.7

1 Share-based compensation expense reflected in cost of sales and administrative expenses.
2 LTM (last twelve months) as of December 31, 2025. Annual consolidated results may not be calculated based on the amounts presented in this table due to rounding.

TSX, NYSE - HBM 2026 No. 4

Free Cash Flow Reconciliation

(in $ millions)	Three Months Ended			Year Ended
	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Cash generated from operations	209.4	113.5	238.1	707.3	666.2
Adjusting items:
Change in non-cash working capital	(127.5)	43.2	6.6	(57.0)	(24.9)
Cash sustaining capital expenditures[1]	108.7	85.5	82.6	376.4	334.0
Free cash flow	228.2	(15.2)	148.9	387.9	357.1
Cash sustaining capital expenditures[1]
Total sustaining capital costs	91.8	71.2	71.6	314.1	293.1
Capitalized lease and equipment financing cash payments - operating sites	12.5	14.3	10.3	53.0	38.4
Community agreement cash payments	4.4	-	0.7	9.3	2.5
Cash sustaining capital expenditures[1]	108.7	85.5	82.6	376.4	334.0

	Three Months Ended				LTM[2]
(in $ millions)	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025
Cash generated from operations	209.4	113.5	259.6	124.8	707.3
Adjusting items:
Change in non-cash working capital	(127.5)	43.2	66.0	(38.7)	(57.0)
Cash sustaining capital expenditures[1]	108.7	85.5	106.1	76.1	376.4
Free cash flow	228.2	(15.2)	87.5	87.4	387.9
Cash sustaining capital expenditures[1]
Total sustaining capital costs	91.8	71.2	88.6	62.5	314.1
Capitalized lease and equipment financing cash payments - operating sites	12.5	14.3	13.4	12.8	53.0
Community agreement cash payments	4.4	-	4.1	0.8	9.3
Cash sustaining capital expenditures[1]	108.7	85.5	106.1	76.1	376.4

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

2 LTM (last twelve months) as at December 31, 2025

TSX, NYSE - HBM 2026 No. 4

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended			Year Ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Peru	55,199	39,934	74,931	187,734	218,260
Manitoba	7,333	1,856	7,379	20,391	27,637
British Columbia[2]	10,373	11,572	13,067	52,435	58,215
Net pounds of copper produced	72,905	53,362	95,377	260,560	304,112

1 Contained copper in concentrate.

Consolidated	Three Months Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	103.2	1.42	70.2	1.32	108.1	1.13
Milling	96.5	1.32	75.8	1.42	95.4	1.00
G&A	73.4	1.01	31.8	0.59	50.6	0.53
Onsite costs	273.1	3.75	177.8	3.33	254.1	2.66
Treatment & refining	5.8	0.08	5.3	0.10	25.9	0.27
Freight & other	25.1	0.34	14.9	0.28	28.6	0.30
Cash cost, before by-product credits	304.0	4.17	198.0	3.71	308.6	3.23
By-product credits	(350.0)	(4.80)	(175.8)	(3.29)	(265.5)	(2.78)
Cash cost, net of by-product credits	(46.0)	(0.63)	22.2	0.42	43.1	0.45
	Year Ended
	Dec. 31, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	350.4	1.34	394.0	1.30
Milling	345.5	1.33	352.1	1.16
G&A	191.9	0.74	162.8	0.54
Onsite costs	887.8	3.41	908.9	3.00
Treatment & refining	28.4	0.11	97.3	0.31
Freight & other	85.1	0.33	101.1	0.33
Cash cost, before by-product credits	1,001.3	3.84	1,107.3	3.64
By-product credits	(1,057.8)	(4.06)	(967.4)	(3.18)
Cash cost, net of by-product credits	(56.5)	(0.22)	139.9	0.46

TSX, NYSE - HBM 2026 No. 4

Consolidated	Three Months Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	12.2	0.17	9.9	0.18	16.1	0.17
Gold[3]	302.2	4.15	134.8	2.53	212.9	2.23
Silver[3]	27.3	0.37	13.9	0.26	26.6	0.28
Molybdenum & other	8.3	0.11	17.2	0.32	9.9	0.10
Total by-product credits	350.0	4.80	175.8	3.29	265.5	2.78
Reconciliation to IFRS:
Cash cost, net of by-product credits	(46.0)		22.2		43.1
By-product credits	350.0		175.8		265.5
Treatment and refining charges	(5.8)		(5.3)		(25.9)
Share-based compensation expense	2.6		1.7		0.7
Inventory adjustments	0.7		(1.3)		1.3
Past service costs	-		-		1.5
Change in product inventory	4.3		(19.6)		(10.0)
Royalties	3.2		2.0		2.1
Overhead costs incurred during Manitoba temporary suspension (cash)	-		16.0		-
Overhead costs incurred during Peru temporary suspension (cash)	1.3		7.3		-
Depreciation and amortization[4]	152.5		82.7		122.2
Cost of sales[5]	462.8		281.5		400.5
	Year Ended
	Dec. 31, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	43.2	0.17	69.9	0.23
Gold[3]	858.2	3.29	747.8	2.46
Silver[3]	90.7	0.35	86.0	0.28
Molybdenum & other	65.7	0.25	63.7	0.21
Total by-product credits	1,057.8	4.06	967.4	3.18
Reconciliation to IFRS:
Cash cost, net of by-product credits	(56.5)		139.9
By-product credits	1,057.8		967.4
Treatment and refining charges	(28.4)		(97.3)
Share-based compensation expense	5.9		1.9
Inventory adjustments	4.1		2.9
Past service costs	-		4.3
Change in product inventory	8.1		11.4
Royalties	9.3		10.3
Overhead costs incurred during Manitoba temporary suspension (cash)	19.2		-
Overhead costs incurred during Peru temporary suspension (cash)	8.6		-
Depreciation and amortization[4]	439.7		426.6
Cost of sales[5]	1,467.8		1,467.4

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended December 31, 2025 the variable consideration adjustments amounted to $nil (three months ended December 31, 2024 - $nil and September 30, 2025 - $nil). For the year ended December 31, 2025 the variable consideration adjustments amounted to a gain of $9.9 million (year ended December 31, 2024 - loss of $3.8 million).

TSX, NYSE - HBM 2026 No. 4

4 Depreciation is based on concentrate sold.

5 As per consolidated financial statements.

Peru	Three Months Ended			Year Ended
(in thousands)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net pounds of copper produced[1]	55,199	39,934	74,931	187,734	218,260

1 Contained copper in concentrate.

Peru	Three Months Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	37.6	0.68	34.8	0.87	47.3	0.63
Milling	52.0	0.94	40.8	1.02	53.6	0.72
G&A	47.8	0.87	19.3	0.48	33.2	0.44
Onsite costs	137.4	2.49	94.9	2.37	134.1	1.79
Treatment & refining	2.5	0.05	3.4	0.08	16.0	0.21
Freight & other	17.3	0.31	9.4	0.24	19.2	0.25
Cash cost, before by-product credits	157.2	2.85	107.7	2.69	169.3	2.25
By-product credits	(126.0)	(2.28)	(55.5)	(1.39)	(94.0)	(1.25)
Cash cost, net of by-product credits	31.2	0.57	52.2	1.30	75.3	1.00
	Year Ended
	Dec. 31, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	131.5	0.70	145.5	0.67
Milling	195.0	1.04	197.1	0.90
G&A	112.8	0.60	95.5	0.44
Onsite costs	439.3	2.34	438.1	2.01
Treatment & refining	12.5	0.07	53.4	0.24
Freight & other	54.3	0.29	62.5	0.29
Cash cost, before by-product credits	506.1	2.70	554.0	2.54
By-product credits	(303.5)	(1.62)	(295.8)	(1.36)
Cash cost, net of by-product credits	202.6	1.08	258.2	1.18

TSX, NYSE - HBM 2026 No. 4

Peru	Three Months Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	104.7	1.90	31.3	0.78	68.5	0.91
Silver[3]	13.2	0.24	7.0	0.18	16.8	0.22
Molybdenum	8.1	0.14	17.2	0.43	8.7	0.12
Total by-product credits	126.0	2.28	55.5	1.39	94.0	1.25
Reconciliation to IFRS:
Cash cost, net of by-product credits	31.2		52.2		75.3
By-product credits	126.0		55.5		94.0
Treatment and refining charges	(2.5)		(3.4)		(16.0)
Inventory adjustments	(0.2)		(1.3)		(0.2)
Share-based compensation expenses	0.5		0.2		0.1
Change in product inventory	15.6		(26.9)		(6.7)
Royalties	2.9		1.5		1.5
Overhead costs incurred during Peru temporary suspension (cash)	1.3		7.3		-
Depreciation and amortization[4]	115.8		50.0		83.2
Cost of sales[5]	290.6		135.1		231.2
	Year Ended
	Dec. 31, 2025		Dec. 31, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	188.3	1.00	182.5	0.84
Silver[3]	49.5	0.26	51.3	0.24
Molybdenum	65.7	0.36	62.0	0.28
Total by-product credits	303.5	1.62	295.8	1.36
Reconciliation to IFRS:
Cash cost, net of by-product credits	202.6		258.2
By-product credits	303.5		295.8
Treatment and refining charges	(12.5)		(53.4)
Inventory adjustments	-		-
Share-based compensation expenses	1.0		0.5
Change in product inventory	6.5		9.6
Royalties	6.5		6.7
Overhead costs incurred during Peru temporary suspension (cash)	8.6		-
Depreciation and amortization[4]	290.0		270.3
Cost of sales[5]	806.2		787.7

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated financial statements.

TSX, NYSE - HBM 2026 No. 4

British Columbia	Three Months Ended			Year Ended
(in thousands)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net pounds of copper produced[1]	10,373	11,572	13,067	52,435	58,215

1 Contained copper in concentrate.

British Columbia	Three Months Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	26.3	2.54	19.6	1.69	18.2	1.39
Milling	28.3	2.73	29.1	2.52	25.2	1.93
G&A	9.5	0.91	7.1	0.61	4.6	0.35
Onsite costs	64.1	6.18	55.8	4.82	48.0	3.67
Treatment & refining	1.3	0.12	1.0	0.09	3.4	0.26
Freight & other	2.7	0.26	3.0	0.26	2.4	0.19
Cash cost, before by-product credits	68.1	6.56	59.8	5.17	53.8	4.12
By-product credits	(18.1)	(1.74)	(22.7)	(1.96)	(14.6)	(1.12)
Cash cost, net of by-product credits	50.0	4.82	37.1	3.21	39.2	3.00
			Year Ended
			Dec. 31, 2025		Dec. 31, 2024
Cash cost per pound of copper produced			$ millions	$/lb	$ millions	$/lb
Mining			92.0	1.76	79.1	1.36
Milling			100.6	1.92	89.8	1.54
G&A			29.0	0.55	19.6	0.34
Onsite costs			221.6	4.23	188.5	3.24
Treatment & refining			8.0	0.15	14.4	0.25
Freight & other			12.4	0.23	13.2	0.22
Cash cost, before by-product credits			242.0	4.61	216.1	3.71
By-product credits			(81.3)	(1.55)	(56.5)	(0.97)
Cash cost, net of by-product credits			160.7	3.06	159.6	2.74

TSX, NYSE - HBM 2026 No. 4

British Columbia	Three Months Ended						Year Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024		Dec. 31, 2025		Dec. 31, 2024
Supplementary cash cost information	$millions	$/lb1	$millions	$/lb1	$millions	$/lb1	$millions	$/lb1	$millions	$/lb1
By-product credits[2]:
Gold	14.9	1.43	20.4	1.76	13.3	1.02	71.2	1.36	49.3	0.85
Silver	3.2	0.31	2.3	0.20	1.3	0.10	10.1	0.19	7.2	0.12
Total by-product credits	18.1	1.74	22.7	1.96	14.6	1.12	81.3	1.55	56.5	0.97
Reconciliation to IFRS:
Cash cost, net of by-product credits	50.0		37.1		39.2		160.7		159.6
By-product credits	18.1		22.7		14.6		81.3		56.5
Treatment and refining charges	(1.3)		(1.0)		(3.4)		(8.0)		(14.4)
Share based payment	0.7		0.5		0.4		1.7		0.4
Change in product inventory	(9.1)		4.2		(3.0)		(2.1)		3.8
Inventory adjustments	0.1		-		1.2		2.3		1.2
Royalties	0.3		0.5		0.6		2.8		3.6
Depreciation and amortization[3]	14.1		16.4		11.8		63.3		50.1
Cost of sales[4]	72.9		80.4		61.4		302.0		260.8

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

TSX, NYSE - HBM 2026 No. 4

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
All-in sustaining cash cost per pound of copper produced	$millions	$/lb	$millions	$/lb	$millions	$/lb
Cash cost, net of by-product credits	(46.0)	(0.63)	22.2	0.42	43.1	0.45
Cash sustaining capital expenditures	111.2	1.53	87.5	1.64	85.3	0.89
Royalties	3.2	0.04	2.0	0.03	2.1	0.03
Sustaining cash cost, net of by-product credits	68.4	0.94	111.7	2.09	130.5	1.37
Corporate selling and administrative expenses & regional costs	32.0	0.44	33.0	0.62	11.6	0.12
Accretion and amortization of decommissioning and community agreements[1]	4.0	0.05	3.9	0.07	3.7	0.04
All-in sustaining cash cost, net of by-product credits	104.4	1.43	148.6	2.78	145.8	1.53
Reconciliation to property, plant and equipment additions
Property, plant and equipment additions	140.9		97.6		127.6
Capitalized stripping net additions	43.9		43.2		35.8
Total accrued capital additions	184.8		140.8		163.4
Less other non-sustaining capital costs[2]	93.0		69.6		91.8
Total sustaining capital costs	91.8		71.2		71.6
Capitalized lease & equipment financing cash payments - operating sites	12.5		14.3		10.3
Community agreement cash payments[3]	4.4		-		0.7
Accretion and amortization of decommissioning and restoration obligations[4]	2.5		2.0		2.7
Cash sustaining capital expenditures	111.2		87.5		85.3

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Copper World capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Amortization for community agreements relating to current operations.

4 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE - HBM 2026 No. 4

Consolidated	Year Ended
	Dec. 31, 2025		Dec. 31, 2024
All-in sustaining cash cost per pound of copper produced	$millions	$/lb	$millions	$/lb
Cash cost, net of by-product credits	(56.5)	(0.22)	139.9	0.46
Cash sustaining capital expenditures	385.2	1.48	342.2	1.13
Royalties	9.3	0.02	10.3	0.03
Sustaining cash cost, net of by-product credits	338.0	1.30	492.4	1.62
Corporate selling and administrative expenses & regional costs	102.4	0.39	62.4	0.20
Accretion and amortization of decommissioning and community agreements[1]	13.1	0.05	17.3	0.06
All-in sustaining cash cost, net of by-product credits	453.5	1.74	572.1	1.88
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	400.3		325.7
Capitalized stripping net additions	182.2		160.5
Total accrued capital additions	582.5		486.2
Less other non-sustaining capital costs[2]	268.4		193.1
Total sustaining capital costs	314.1		293.1
Capitalized lease & equipment financing cash payments - operating sites	53.0		38.4
Community agreement cash payments[3]	9.3		2.5
Accretion and amortization of decommissioning and restoration obligations[4]	8.8		8.2
Cash sustaining capital expenditures	385.2		342.2

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Amortization for community agreements relating to current operations.

4 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three Months Ended						Year Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024		Dec. 31, 2025		Dec. 31, 2024
Sustaining cash cost per pound of copper produced	$millions	$/lb	$millions	$/lb	$millions	$/lb	$millions	$/lb	$millions	$/lb
Cash cost, net of by-product credits	31.2	0.57	52.2	1.30	75.3	1.00	202.6	1.08	258.2	1.18
Cash sustaining capital expenditures	50.3	0.91	30.5	0.77	34.3	0.46	171.2	0.91	141.6	0.65
Royalties	2.9	0.05	1.5	0.04	1.5	0.02	6.5	0.03	6.7	0.03
Sustaining cash cost per pound of copper produced	84.4	1.53	84.2	2.11	111.1	1.48	380.3	2.02	406.5	1.86

TSX, NYSE - HBM 2026 No. 4

British Columbia	Three Months Ended						Year Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024		Dec. 31, 2025		Dec. 31, 2024
Sustaining cash cost per pound of copper produced	$millions	$/lb	$millions	$/lb	$millions	$/lb	$millions	$/lb	$millions	$/lb
Cash cost, net of by-product credits	50.0	4.82	37.1	3.21	39.2	3.00	160.7	3.00	159.6	2.74
Cash sustaining capital expenditures	41.7	4.02	48.4	4.18	35.4	2.71	157.5	3.00	144.5	2.48
Royalties	0.3	0.03	0.5	0.04	0.6	0.05	2.8	0.06	3.6	0.07
Sustaining cash cost per pound of copper produced	92.0	8.87	86.0	7.43	75.2	5.76	321.0	6.12	307.7	5.29

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended			Year Ended
(in thousands)	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net ounces of gold produced[1]	47,423	22,441	51,438	173,453	214,225

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Mining	39.3	829	15.8	704	42.6	828
Milling	16.2	342	5.9	263	16.6	323
G&A	16.1	339	5.4	241	12.8	249
Onsite costs	71.6	1,510	27.1	1,208	72.0	1,400
Treatment & refining	2.0	42	0.9	40	6.5	126
Freight & other	5.1	108	2.5	111	7.0	136
Cash cost, before by-product credits	78.7	1,660	30.5	1,359	85.5	1,662
By-product credits	(45.3)	(955)	(22.0)	(980)	(54.3)	(1,055)
Gold cash cost, net of by-product credits	33.4	705	8.5	379	31.2	607
	Year Ended
	Dec. 31, 2025		Dec. 31, 2024
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz
Mining	126.9	731	169.4	791
Milling	49.9	288	65.2	304
G&A	50.1	289	47.7	223
Onsite costs	226.9	1,308	282.3	1,318
Treatment & refining	7.9	45	29.5	137
Freight & other	18.4	106	25.4	119
Cash cost, before by-product credits	253.2	1,459	337.2	1,574
By-product credits	(157.9)	(910)	(207.3)	(968)
Gold cash cost, net of by-product credits	95.3	549	129.9	606

TSX, NYSE - HBM 2026 No. 4

Manitoba	Three Months Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	22.1	466	7.4	330	28.5	554
Zinc	12.2	257	9.9	441	16.1	313
Silver	10.8	228	4.7	209	8.5	165
Other	0.2	4	-	-	1.2	23
Total by-product credits	45.3	955	22.0	980	54.3	1,055
Reconciliation to IFRS:
Cash cost, net of by-product credits	33.4		8.5		31.2
By-product credits	45.3		22.0		54.3
Treatment and refining charges	(2.0)		(0.9)		(6.5)
Inventory adjustments	0.8		-		0.3
Past service cost	-		-		1.5
Share-based compensation expenses	1.4		1.0		0.2
Change in product inventory	(2.2)		3.1		(0.3)
Overhead costs incurred during temporary suspension	-		16.0		-
Depreciation and amortization[3]	22.6		16.3		27.2
Cost of sales[4]	99.3		66.0		107.9
	Year Ended
	Dec. 31, 2025		Dec. 31, 2024
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	83.6	482	108.2	505
Zinc	43.2	249	69.9	326
Silver	31.1	179	27.5	128
Other	-	-	1.7	9
Total by-product credits	157.9	910	207.3	805
Reconciliation to IFRS:
Cash cost, net of by-product credits	95.3		129.9
By-product credits	157.9		207.3
Treatment and refining charges	(7.9)		(29.5)
Inventory adjustments	1.8		1.7
Past service cost	-		4.3
Share-based compensation expenses	3.2		1.0
Change in product inventory	3.7		(2.0)
Overhead costs incurred during Manitoba temporary suspension (cash)	19.2		-
Depreciation and amortization[3]	86.4		106.2
Cost of sales[4]	359.6		418.9

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue, pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

TSX, NYSE - HBM 2026 No. 4

Manitoba	Three Months Ended						Year Ended
	Dec. 31, 2025		Sep. 30, 2025		Dec. 31, 2024		Dec. 31, 2025		Dec. 31, 2024
Sustaining cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz	$millions	$/oz	$millions	$/oz
Gold cash cost, net of by-product credits	33.4	705	8.5	379	31.2	607	95.3	549	129.9	606
Cash sustaining capital expenditures	19.2	405	8.6	383	15.5	301	56.5	326	56.1	262
Sustaining cash cost per ounce of gold produced	52.6	1,110	17.1	762	46.7	908	151.8	875	186.0	868

Combined Unit Cost Reconciliation

Peru	Three Months Ended			Year Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Mining	37.6	34.8	47.3	131.5	145.5
Milling	52.0	40.8	53.6	195.0	197.1
G&A1	47.8	19.3	33.2	112.8	95.5
Other G&A2	(26.7)	(3.8)	(12.1)	(44.9)	(25.9)
Unit cost	110.7	91.1	122.0	394.4	412.2
Tonnes ore milled	7,628	6,992	7,999	30,293	31,934
Combined unit cost per tonne	14.51	13.03	15.25	13.02	12.91
Reconciliation to IFRS
Unit cost	110.7	91.1	122.0	394.4	412.2
Freight & other	17.3	9.4	19.2	54.3	62.5
Inventory adjustments	(0.2)	(1.3)	(0.2)	-	-
Other G&A	26.7	3.8	12.1	44.9	25.9
Share-based compensation expenses	0.5	0.2	0.1	1.0	0.5
Change in product inventory	15.6	(26.9)	(6.7)	6.5	9.6
Royalties	2.9	1.5	1.5	6.5	6.7
Overhead costs incurred during Peru temporary suspension (cash)	1.3	7.3	-	8.6	-
Depreciation and amortization	115.8	50.0	83.2	290.0	270.3
Cost of sales[3]	290.6	135.1	231.2	806.2	787.7

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated financial statements.

TSX, NYSE - HBM 2026 No. 4

British Columbia	Three Months Ended			Year Ended
(in millions except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Mining	26.3	19.6	18.2	92.0	79.1
Milling	28.3	29.1	25.2	100.6	89.8
G&A1	9.5	7.1	4.6	29.0	19.6
Unit cost	64.1	55.8	48.0	221.6	188.5
USD/CAD implicit exchange rate	1.41	1.38	1.38	1.40	1.37
Unit cost - C$	90.3	77.3	66.9	309.7	258.1
Tonnes ore milled	2,268	3,087	2,881	11,017	12,657
Combined unit cost per tonne - C$	39.80	25.02	23.22	28.12	20.39
Reconciliation to IFRS:
Unit cost	64.1	55.8	48.0	221.6	188.5
Freight & other	2.7	3.0	2.4	12.4	13.2
Share-based compensation expenses	0.7	0.5	0.4	1.7	0.4
Change in product inventory	(9.1)	4.2	(3.0)	(2.1)	3.8
Inventory adjustments	0.1	-	1.2	2.3	1.2
Royalties	0.3	0.5	0.6	2.8	3.6
Depreciation and amortization	14.1	16.4	11.8	63.3	50.1
Cost of sales[2]	72.9	80.4	61.4	302.0	260.8

1 G&A as per cash cost reconciliation above

2 As per consolidated financial statements.

TSX, NYSE - HBM 2026 No. 4

Manitoba	Three Months Ended			Year Ended
(in millions except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Mining	39.3	15.8	42.6	126.9	169.4
Milling	16.2	5.9	16.6	49.9	65.2
G&A1	16.1	5.4	12.8	50.1	47.7
Less: Other G&A related to profit sharing costs	(9.4)	(1.8)	(4.0)	(25.6)	(17.0)
Unit cost	62.2	25.3	68.0	201.3	265.3
USD/CAD implicit exchange rate	1.39	1.39	1.39	1.40	1.37
Unit cost - C$	86.7	35.3	95.0	282.4	363.5
Tonnes ore milled	349,082	136,705	407,596	1,197,335	1,608,708
Combined unit cost per tonne - C$	248	258	233	236	226
Reconciliation to IFRS:
Unit cost	62.2	25.3	68.0	201.3	265.3
Freight & other	5.1	2.5	7.0	18.4	25.4
Other G&A related to profit sharing	9.4	1.8	4.0	25.6	17.0
Share-based compensation expenses	1.4	1.0	0.2	3.2	1.0
Inventory adjustments	0.8	-	0.3	1.8	1.7
Past service cost	-	-	1.5	-	4.3
Change in product inventory	(2.2)	3.1	(0.3)	3.7	(2.0)
Overhead costs incurred during Manitoba temporary suspension (cash)	-	16.0	-	19.2	-
Depreciation and amortization	22.6	16.3	27.2	86.4	106.2
Cost of sales[2]	99.3	66.0	107.9	359.6	418.9

1 G&A as per cash cost reconciliation above.

2 As per consolidated financial statements.

TSX, NYSE - HBM 2026 No. 4

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, Hudbay's ability to advance and complete the multi-year optimization of the Copper Mountain mine in British Columbia, including with respect to the ongoing second SAG mill conversion and configuration project and with respect to the primary SAG mill repairs and related ramp-up plans, the implementation of stripping strategies and the expected benefits therefrom, the expected timing and benefits of British Columbia growth initiatives, including with respect to the permitting and development timelines associated with New Ingerbelle, the estimated timelines and pre-requisites for sanctioning the Copper World project, expectations regarding the anticipated benefits of the JV Transaction and the sanctioning of the Copper World project to Hudbay and the United States, the consummation and timing of the DFS in respect of the Copper World project, expectations regarding the  potential impact of recent policy decisions from the United States government, the benefits, timing and consummation of the definitive agreement with Wheaton Precious Metals Corp. ("Wheaton") in respect of the enhanced precious metals stream at Copper World, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit, the ability for Hudbay to complete mill throughput enhancements at its operating business units in Peru, British Columbia and Manitoba, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding Hudbay's capital planning strategies, including but not limited to Hudbay's enhanced Capital Allocation Framework, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status and anticipated timing of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, the enhancement of stakeholder engagement and advancement of a pre-feasibility study and related test work at the Mason copper project in Nevada, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the ability to achieve Hudbay's climate change goals and initiatives, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM 2026 No. 4

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;
  the ability to consummate the definitive agreement with Wheaton in respect of the enhanced precious metals stream at Copper World;
  no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits;
  Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans and to advance related drill plans;
  the ability to advance the exploration program at the Maria Reyna and Caballito properties;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals Hudbay produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;
  the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to deleverage and repay debt, as needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at Hudbay's operations;
  maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at Hudbay's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with reaching a definitive agreement with Wheaton in respect of the enhanced precious metals stream, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations including with respect to the ongoing second SAG mill conversion and configuration project and with respect to the primary SAG mill repairs and related ramp-up plans, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

TSX, NYSE - HBM 2026 No. 4

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

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About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

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i Adjusted net earnings (loss) - attributable to owners and adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

ii The post-closing adjusted year-end cash and cash equivalents of $992 million includes December 31, 2025 cash and cash equivalents balance of $568.9 million and approximately $420 million of cash at the Copper World LLC level, which is designated for exclusive use by the Copper World joint venture. Post-closing adjusted liquidity includes the post-closing cash and cash equivalent plus the undrawn availability of $424.8 million under Hudbay's revolving credit facilities.

iii Based on the initial capital investment and the $3.75 per pound copper price used in the PFS published on September 8, 2023 with assumptions of approximately $145 million for pre-sanctioning costs, $230 million from the precious metals stream, $350 million from project-level financing and approximately $700 million from Mitsubishi's $420 million initial investment, $180 million investment within 18 months and its pro-rata 30% share of future equity capital contributions.

iv For further information regarding the terms agreed to with Wheaton Precious Metals Corp. to enhance and amend the existing precious metals streaming agreement, please see Hudbay's August 13, 2025 news release.

v In 2020, Hudbay's consolidated copper production guidance range was revised during the year due to the impact of COVID-19 at the operations. Hudbay's 2020 copper production was within the revised guidance ranges. Prior to 2021, Hudbay provided guidance on a precious metal equivalent instead of gold as a standalone metal.

vi Calculated using the midpoint of the guidance range.